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As filed with the Securities and Exchange Commission on September 17, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SOLUTIA INC.
(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	43-1781797 (I.R.S. Employer Identification No.)

575 Maryville Centre Drive
P.O. Box 66760
St. Louis, Missouri 63166-6760
(314) 674-1000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Karl R. Barnickol, Esq.
Senior Vice President, General Counsel and Secretary
575 Maryville Centre Drive
P.O. Box 66760
St. Louis, Missouri 63166-6760
(314) 674-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

R. Cabell Morris, Jr.
Winston & Strawn
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

        Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as determined by market conditions.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Warrants to purchase Common Stock (1)	223,000 warrants

Common Stock, par value $0.01 per share issuable upon exercise of the Warrants (3)	5,533,522 shares	$6.82(2)	$37,738,620.04	$3,472

(1)
No fee for registration of the Warrants is required by virtue of the last sentence of Rule 457(g).
(2)
Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices of the Company's common stock on the New York Stock Exchange on September 13, 2002 in accordance with Rule 457(c) under the Securities Act of 1933, as amended.
(3)
Includes shares of Common Stock issuable upon exercise of the Warrants. Pursuant to Rule 416 under the Securities Act, such number of shares of Common Stock registered hereby shall include an indeterminate number of shares of Common Stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

        The registrant hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion Dated September 17, 2002

PROSPECTUS

SOLUTIA INC.

223,000 Warrants to Purchase
Common Stock

and

5,533,522 Shares of Common Stock
Issuable upon Exercise of the Warrants

        This prospectus relates to:

  •
  223,000 warrants ("Warrants") to purchase 5,533,522 shares of our common stock; and

  •
  the shares of our common stock issuable upon exercise of the Warrants, which initially shall be 5,533,522 shares.

        We originally issued the Warrants on July 9, 2002. The initial purchasers of the Warrants resold the Warrants to qualified institutional buyers in accordance with Rule 144A under the Securities Act. The Warrants and the common stock that are offered for resale by this prospectus are offered for the accounts of their current holders, whom we refer to as the selling holders. The selling holders may sell the Warrants and the common stock issuable upon exercise of the Warrants directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. The Warrants and the common stock may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, prices related to the prevailing market prices, varying prices determined at the time of sale or negotiated prices.

        We will not receive any of the proceeds from the sale by the selling holders of the Warrants or the common stock. We may, however, receive cash consideration in connection with the exercise of the Warrants for cash.

        There is no established market for the Warrants and we presently do not intend to list any of the Warrants for trading on any national securities exchange or for inclusion in any automated quotation system. Our common stock is listed on the New York Stock Exchange under the symbol "SOI." The last reported price of our common stock on September 16, 2002 was $6.50 per share.

        Investing in the Warrants and our common stock involves risks. See "Risk Factors" beginning on page 4.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is September    , 2002

i

SUMMARY

        This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This is not intended to be a complete description of the matters covered in this prospectus and is subject to and qualified in its entirety by reference to the more detailed information and financial statements (including the notes thereto) appearing elsewhere or incorporated by reference in this prospectus. Unless the context otherwise requires, references to "we," "us" and "Solutia" are to Solutia Inc. and its consolidated subsidiaries.

The Company

Overview

        We are a leading, global manufacturer and marketer of a wide variety of high-performance chemical-based materials used for a broad range of consumer and industrial applications. Our principal products and services include plastic films used to make laminated safety glass for automotive and architectural applications, branded resins and additives used to produce coatings and adhesives, nylon fibers used to manufacture commercial and residential carpets, and process research and development for the pharmaceutical industry. We own and operate approximately 30 manufacturing facilities globally, half of which are located in the United States. In 2001, approximately 43% of our revenues were generated from markets outside the United States. At                         , 2002 our market capitalization was approximately $            million.

        Solutia Inc. was incorporated in April 1997 to hold most of the chemical businesses of the former Monsanto Company, now known as Pharmacia Corporation. On September 1, 1997, Monsanto distributed our shares as a dividend to Monsanto's stockholders, and we became an independent publicly held company listed on the New York Stock Exchange under the symbol "SOI".

        We have organized our operations into three business segments: Performance Films, Specialty Products and Integrated Nylon.

Performance Films

        Our Performance Films business is a leading global manufacturer of plastic interlayer for laminated safety glass. Performance Films products are used in automotive windshields and architectural applications and for electronic displays. Our products impart measurable benefits to glass: enhanced protection from shattering, noise reduction and UV protection. Our interlayer is marketed under the SAFLEX® and KEEPSAFE® families of products. Automobiles manufactured throughout the world are required to have laminated glass for their windshields. In addition to windshields, we also sell our interlayer for side and rear windows of automobiles as Enhanced Protective Glass, or EPG. Our window films for aftermarket installation on automobiles and buildings include the following leading brands: LLUMAR®, VISTA®, FORMULAONE PERFORMANCE AUTOMOTIVE FILMS® and GILA®. Our newest brand, VANCEVA™, combines our expertise in plastic interlayer products with our technology to add new features to film, such as design, color and enhanced sound protection, which provide new solutions for architectural and automotive glass systems. We also manufacture industrial films for use in high-tech electronic display applications. Our electronic display films offer electric conductivity and design capabilities.

Specialty Products

        Our Specialty Products business comprises Functional Solutions (formerly known as Resins and Additives and Industrial Products) and Pharmaceutical Services. Our Resins and Additives products include a diverse array of ingredients that provide durability to paints and other coatings; technical resins for specialty applications; and pressure-sensitive adhesives. We produce a range of environmentally friendly products, including waterborne alkyd resins for liquid coatings and solid resins for powder coatings. These products have experienced higher growth rates than solvent-based resins due to substitution trends in the United States and Europe. Pharmaceutical Services provides seamless development services—from process research to small scale-up manufacturing—for leading pharmaceutical and biotechnology companies. Pharmaceutical Services was formed by the acquisition of CarboGen and AMCIS in the first quarter of 2000. Our Industrial Products portfolio contains high-performance products, many of which are market leaders—including SKYDROL® aviation hydraulic fluids, THERMINOL® heat transfer fluids and DEQUEST® phosphonates water-treatment fluids.

Integrated Nylon

        We are one of the world's few fully integrated producers of nylon 6,6, from intermediates to polymers, plastics, and fibers. Our nylon and acrylic fibers are used to make consumer goods such as wear-resistant carpeting, vibrant upholstery fabrics and tires. Many of our fibers are sold under widely recognized brand names such as WEAR-DATED® carpet and upholstery for consumers, and ULTRON® carpet for commercial markets. We expect that our branded products, which are principally distributed through nationally-recognized outlets such as Home Depot, Lowe's and Carpet One, will represent approximately 50% of our carpet fiber sales in 2002. We also produce nylon 6,6 resin, sold under the VYDYNE® and ASCEND® brand names, to the engineered thermoplastic and polymer markets. These resins are principally used to manufacture automotive products. Our intermediate products are used as feedstock for fiber and resin production and are also sold on the merchant market.

Principal Equity Affiliates

        We participate in two principal joint ventures in which we maintain a 50% interest and share management control with other companies. Flexsys, a 50/50 joint venture with Akzo Nobel N.V., is a leading supplier of process chemicals to the rubber industry and is headquartered in Belgium. Astaris, a 50/50 joint venture with FMC Corporation, sells phosphorus and phosphate salts into the bakery, pharmaceutical, meat and poultry and industrial markets and is headquartered in the United States.

Anniston Litigation

        We and the former Monsanto Company (now known as Pharmacia Corporation) are defendants in two principal tort cases claiming, among other things, property damage and personal injury arising out of the presence of PCBs in the Anniston, Alabama area: the Abernathy Litigation, involving approximately 3,500 plaintiffs, pending in Alabama state court, and the Tolbert Litigation, involving approximately 15,000 plaintiffs, pending in federal district court in Alabama. Pursuant to an agreement entered into at the time we were spun off as a separate company from the former Monsanto Company, we agreed to assume responsibility, and to indemnify Monsanto, for environmental liabilities related to the chemical businesses distributed to us.

        In the Abernathy Litigation, plaintiffs are seeking compensatory and punitive damages and injunctive relief requiring us to remove alleged contamination. On February 22, 2002, a jury returned a verdict for 17 plaintiffs on claims for property damage and exposure to PCBs. The trial court has not submitted the issue of compensatory damages for property claims to the jury for determination. Instead, the court has proceeded to hear damages evidence for each plaintiff making property claims. Personal injury claims have not yet been submitted by the court to the jury. Punitive damages, if any, will be determined at the end of the trial of all claims.

        We cannot predict the amount of damages we will have to pay, if any, or the timing of such payments with regard to these cases. The uncertain outcome of these cases could materially impact our ability to refinance our indebtedness as it comes due. For more information on this matter and the risks related thereto, see "Risk Factors—Risks Relating to Our Business—Legal proceedings and other claims could impose substantial costs on us."

The Securities

Issuer	Solutia Inc.
Securities
223,000 Warrants which entitle the holders thereof to purchase an aggregate of 5,533,522 shares of our common stock, representing approximately 5% of our common stock on a fully diluted basis as of the date hereof.
Exercise
Each Warrant represents the right, subject to certain conditions, to purchase 24.814 shares of our common stock (the "warrant shares") at an exercise price of $7.59 per share of our common stock, subject to adjustment under certain circumstances. The Warrants are exercisable at any time. The exercise price and number of shares of common stock issuable upon exercise of the Warrants will be subject to adjustment from time to time upon the occurrence of certain changes with respect to the common stock, including certain distributions of shares of common stock, issuance of options or convertible securities, dividends and distributions and certain changes in options and convertible securities of Solutia. A Warrant does not entitle the holder thereof to receive any dividends paid on shares of common stock.
Expiration	July 15, 2009.
Use of Proceeds
We will not receive any of the proceeds from the sale of the Warrants or the common stock by the selling holders. We may, however, receive cash consideration in connection with the exercise of the Warrants for cash. If the Warrants are all fully exercised for cash, we would realize proceeds, before expenses, in the amount of $42 million, subject to any adjustments to the exercise price and number of shares. Because we cannot be sure that the Warrants will ever be exercised in whole or in part, or that the Warrants will be exercised for cash, we have not determined a specific use of proceeds. To the extent we receive any such proceeds, the proceeds will be used for general corporate purposes.
Trading
There is no established market for the Warrants and we presently do not intend to list any of the Warrants for trading on any national securities exchange or for inclusion in any automated quotation system. We can give no assurance as to whether any market for the Warrants will develop. Our common stock is listed on the New York Stock Exchange under the symbol "SOI."

RISK FACTORS

        An investment in the Warrants and the common stock issuable upon exercise of the Warrants involves a number of risks. You should consider carefully the following information about these risks, together with the other information included or incorporated by reference in this prospectus, before buying the Warrants or the common stock. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. If they do, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our securities could decline, and you might lose all or part of your investment.

Risks Relating to the Securities

  You may not receive dividends on our common stock.

        The agreements governing our debt, including the terms of our senior credit facilities, will restrict our ability to pay dividends on our common stock. Holders of the Warrants will not have the right to receive any dividends so long as their Warrants are unexercised.

  The price of our stock may be volatile.

        Because our common stock is publicly traded, the market price of the common stock has fluctuated over a wide range and may continue to do so in the future. The market price of our common stock could be subject to significant fluctuations in response to various factors and events, including, among other things, the depth and liquidity of the trading market of our common stock, variations in our operating results and the difference between actual results and the results expected by investors and analysts. In addition, the stock market in recent years has experienced broad price and volume fluctuations that have often been unrelated to the operating performance of companies. These broad market fluctuations may also adversely affect the market price of our common stock.

  The Warrants may have no value in a bankruptcy.

        In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised Warrants are executory contracts which may be subject to rejection by us with approval of the bankruptcy court. As a result, holders of the Warrants may, even if sufficient funds are available, not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their Warrants prior to the commencement of any such bankruptcy or reorganization.

  There may be no active trading market for the Warrants.

        There has been no public trading market for the Warrants prior to this offering and we do not intend to list the Warrants for trading on any securities exchange or to seek admission of the Warrants for quotation through any automated quotation system. We cannot assure you as to the development of a market for the Warrants or liquidity of any market for the Warrants or the ability of any holder of the Warrants to sell their Warrants or any portion thereof or the price at which holders of Warrants would be able to sell their Warrants or any portion thereof. If an active market for the Warrants does not develop or is not sustained, the trading price of the Warrants could be materially adversely affected.

Risks Relating to Our Business

  Legal proceedings and other claims could impose substantial costs on us.

        As a manufacturer of chemical-based materials, we have lawsuits involving environmental and product liability claims filed against us from time to time. We are defending a number of legal proceedings primarily relating to former operations, including claims for personal injury and property damage arising out of releases of or alleged exposure to materials that are classified as hazardous substances under federal environmental law. Some of these proceedings have also been brought against our former parent, the former Monsanto Company (now known as Pharmacia Corporation), which we have agreed to indemnify for the claims. Before merging with Pharmacia & Upjohn, Monsanto conducted many of the businesses we now operate that are the subject of these lawsuits.

        The most significant claims involve allegations of personal injury and property damage associated with the former manufacture of polychlorinated biphenyls, which are known as "PCBs," and related releases of PCBs at our Anniston, Alabama facility. Four cases originally filed in Circuit Court for Calhoun County, Alabama on behalf of approximately 3,500 individuals living or working near the Anniston facility (the "Abernathy Plaintiffs") were consolidated for trial. In February 2002, a jury returned a verdict for the plaintiffs in the first phase of the trial relating to claims of property damage and exposure to PCBs made by 16 individuals and one business from the larger group of plaintiffs. The verdict found us liable with respect to all counts before the jury, including negligence, wantonness, trespass, nuisance, outrage and suppression of truth. The jury has yet to return a finding with respect to damages, but the verdict carries the possibility of both compensatory and punitive damages.

        In February 2002, the Attorney General of Alabama, the Alabama Department of Environmental Management and certain district attorneys intervened in the Abernathy case, seeking an order that directs the defendants to fund an investigation of the extent of the PCB contamination and the setting of a schedule and procedures for remediation. We believe that the filing by the United States Environmental Protection Agency of a partial consent decree ("PCD") in federal court has preempted the jurisdiction of the state court to prescribe any remedial action directed to PCB issues in Anniston.

        If damages are awarded against us, we would appeal on all available grounds. We believe that we have meritorious grounds for appeal; however, there can be no guarantee any such appeal would be successful. Also, in order to appeal any lower court judgment, we would be required to post a surety bond. Such a bond is often required to be collateralized.

        Pharmacia, our co-defendant in these cases, has agreed to obtain a surety bond if it is able to do so on commercially reasonable terms if needed and if we do not obtain the bond. If Pharmacia obtains an appeal bond without providing collateral, any decisions regarding management or settlement of this litigation would be jointly controlled by us, Pharmacia, and Monsanto (the new company that Pharmacia spun off on August 13, 2002) with each company having an equal vote. If such a bond is required to be secured by collateral, we would have the right to provide the collateral and control any settlement decisions regarding these cases. If we do not provide the required collateral, then Monsanto would have the option to provide the collateral and would then control any settlement decisions regarding these cases. If Monsanto does not provide the required collateral, then Pharmacia would provide the necessary collateral and would assume control of any settlement decisions in these cases.

        We have insurance coverage that we believe would be available to mitigate potential damages in these cases. However, there is no assurance that our available insurance will cover all claims, or that our insurers will not challenge coverage for certain claims, or that the final damage award will not exceed our available insurance coverage. Any of the foregoing may have a material adverse effect on our results from operations, financial position, liquidity, and our ability to satisfy our financial obligations.

        Another Anniston lawsuit, originally filed in federal court in Birmingham, Alabama, on behalf of 1,116 minor plaintiffs, now involves approximately 15,000 adult and minor plaintiffs. These plaintiffs claim to suffer unspecified injuries from exposure to PCBs and assert their right to medical monitoring and testing, and seek compensatory and punitive damages in unspecified amounts. This lawsuit is scheduled to go to trial in or after February 2003.

        There is little, if any, precedent available for use in predicting potential outcomes in the Anniston litigation and, at this stage of the proceedings, we cannot reasonably determine the extent of liability or the amount of any damages. We cannot predict the amount of damages we will have to pay, if any, or the timing of such payments with regard to these cases. The uncertain outcome of these cases could materially impact our ability to refinance our indebtedness as it comes due.

        We also manufactured PCBs at one of our facilities in Illinois. Remediation of PCBs found off the plant site is proceeding under the supervision of the EPA. Although there are no pending lawsuits from third parties in Illinois similar to those related to the Anniston plant, we can give no assurance that such lawsuits will not be filed against us.

        In addition to any damages that we may have to pay in connection with our PCB litigation, our business and proposed remedial actions may also be negatively affected by publicity relating to these lawsuits. Major newspapers, magazines and television networks have run or may run stories with respect to our role in the manufacture of PCBs and the effect such operations allegedly have had on the communities in which we operate or have operated.

  We manufacture products for highly competitive, cyclical end markets.

        We sell our products into cyclical end markets such as the domestic housing industry and global automotive industries. A general weakening of the economy in the United States and Europe in 2001 depressed consumer demand in these marketplaces, which negatively affected our sales for the year. As long as these conditions exist, they will continue to have a negative effect on our volumes and operating margins.

        The global markets in which our chemical businesses operate are highly competitive. Competition is based on a number of factors, such as price, product quality and service. In addition, some of our competitors may have greater financial, technological and other resources than ours, and may be better able to withstand changes in market conditions. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. Consolidation of our competitors or customers may also have an adverse effect on us. In addition, global competition and customer demands for efficiency will continue to make price increases difficult. The occurrence of any of these events could adversely affect our financial condition and results of operations.

  Our business fluctuates materially due to external factors which may negatively affect our financial condition and results of operations.

        External factors beyond our control, such as general economic conditions described above, competitor actions, international events and governmental regulation in the United States and abroad, can cause fluctuations in demand for our products, fluctuations in prices and margins and volatility in the price of raw materials that we purchase. In particular, demand within the primary end-markets for our products is generally a function of regional economic conditions in geographic areas in which sales are generated. For example, in 2001, a decline in the U.S. economy reduced market demand in all business segments, which adversely affected our results of operations. These external factors can magnify the impact of industry cycles. As a result, our income and cash flow fluctuate significantly.

        As a result of demand, we may operate individual facilities below or above rated capacities, may idle individual facilities or may shut down and restart individual facilities in any period. During 2001, we reduced operating rates in all segments, thereby increasing our per unit cost of products sold. It is possible that lower demand in the future will cause us to reduce operating rates.

  Increased raw material and energy costs may reduce our income.

        We purchase large amounts of commodity raw materials, including natural gas, propylene, cyclohexane and benzene. While temporary shortages of raw materials and energy may occasionally occur, these items are generally sufficiently available to cover current and projected requirements. We typically purchase major requirements for key raw materials under medium-term contracts. However, their prices fluctuate under these contracts as a result of unscheduled plant interruptions and domestic and world market conditions.

        For example, during 2000, the cost of many of our raw materials increased significantly as the price of crude oil increased above $30 a barrel. During the second half of 2000, natural gas escalated in price to nearly $10 per MMBtu. Given our competitive markets, it is often not possible to pass all of these increased costs on to our customers. While prices have now dropped, raw material and energy costs may increase significantly again. A return of high raw material and energy costs could significantly reduce our operating margins in the future.

  Operating problems in our business may materially adversely affect our financial condition and results of operations.

        The occurrence of material operating problems at our facilities, including but not limited to the events described below, may have a material adverse effect on the productivity and profitability of a particular manufacturing facility, or on our operations as a whole, during and after the period of the operational difficulties. Our income is dependent on the continued operation of our various production facilities. Our manufacturing operations are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes, including pipeline leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failure, unscheduled downtime, labor difficulties and transportation interruptions.

  Because we operate worldwide, we are affected by risks of doing business abroad. Our results of operations may be adversely affected by currency risk or political instability.

        We generate revenue from export sales as well as from operations conducted outside the United States. Approximately 43% of our consolidated sales in 2001 were made into markets outside the United States including Europe, Canada, Latin America and Asia. Operations outside the United States are potentially subject to a number of risks and limitations that are not present in domestic operations, including fluctuations in currency values, trade restrictions, investment regulations, governmental instability and other potentially detrimental governmental practices or policies affecting companies doing business abroad. Our Performance Films and Specialty Products segments are particularly dependent on their international operations. Approximately half of the sales of the Performance Films segment and two-thirds of the sales of the Specialty Products segment were made into markets outside the United States. Identifiable assets of the non-United States operations represented approximately 26% of total identifiable assets at December 31, 2001, and approximately 28% of total identifiable assets at June 30, 2002.

        The functional currency of each of our non-United States operations is the local currency. Exchange rates between these currencies and U.S. dollars have fluctuated significantly in recent years and may do so in the future. Unfavorable currency exchange rates adversely affected our revenues and net income in 2000 and 2001. We cannot predict future events, which may significantly increase or decrease the risk of future movement in foreign currencies in which we conduct our business. We generate revenue from export sales and operations conducted outside the United States that may be denominated in currencies other than the relevant functional currency. It is possible that fluctuations in foreign exchange rates will have a negative effect on our results of operations. Additionally, we generate revenues from sales in countries that may experience greater degrees of economic and political uncertainty than those experienced by us in the United States.

  Environmental and regulatory compliance imposes substantial costs on us.

        In 2001 we spent approximately $7 million for environmental capital projects and approximately $122 million for the management of environmental programs, including the operation and maintenance of facilities for environmental control, of which $40 million was charged against recorded environmental liabilities. During 2002 and 2003, we estimate that we will spend a total of approximately $26 million on additional capital projects for environmental protection and that expenses for the management of environmental programs in 2002 and 2003 will decrease slightly from 2001 levels.

        With respect to environmental remediation obligations, our policy is to accrue costs for remediation of contaminated sites in the accounting period in which the obligation is probable and the cost is reasonably estimable. Significant adjustments to these obligations resulted in the 2001 fourth quarter charges of $34 million ($22 million aftertax) to increase our environmental reserves. This action was required in order to reflect revised estimates for changed circumstances relating to the ultimate outcome of previously known environmental matters. These revised estimates were based upon further discussions with environmental authorities and the availability of new information from recently completed environmental studies. These events and activities help to better define and quantify our ultimate liability for these matters.

        At the time of our spinoff from the former Monsanto Company (now Pharmacia Corporation), we assumed liabilities related to specified proceedings under federal and state environmental remediation laws including the federal Comprehensive Environmental Response, Compensation & Liability Act, which is known as "Superfund." As a result, while Monsanto remains the named potentially responsible party or defendant for actions that occurred before the September 1, 1997 spinoff, we manage these proceedings and litigation against Monsanto and indemnify it for any costs, expenses and judgments arising from these proceedings and from the PCD described below.

        Our estimates of our liabilities for Superfund sites are based on evaluations of currently available facts with respect to each individual site and take into consideration factors such as existing technology, laws and agency policy and prior experience in remediation of contaminated sites. As assessments and remediation activities progress at individual sites, we review these liabilities periodically and adjust them to reflect additional technical, engineering and legal information that becomes available. We had an accrued liability of $25 million as of June 30, 2002, for Superfund sites. Major Superfund sites in this category include the noncompany-owned sites at Brio and MOTCO in Texas and Fike/Artel in West Virginia, which account for $17 million of the accrued amount. We spent approximately $8 million in 2001 for remediation of Superfund sites. Similar Superfund remediation costs are likely in future years.

        We had an accrued liability of $56 million as of June 30, 2002, for plants no longer in operation and third-party sites for which we assumed responsibility from Monsanto. Our estimate of our liability related to these sites is based on evaluations of currently available facts with respect to each individual site. The estimate takes into consideration factors such as existing technology, laws and agency policy and prior experience in remediation of contaminated sites. We spent $16 million in 2001 for remediation of these sites. Similar remediation costs for these kinds of sites are likely in future years.

        We had an accrued liability of $82 million as of June 30, 2002, for solid and hazardous waste remediation, and for post-closure costs at our operating locations. We accrue these post-closure costs over the estimated remaining useful life of the related facilities. We spent $16 million in 2001 for remediation of these facilities. Similar remediation costs for these kinds of sites are likely in future years.

        Our largest known environmental exposure arises from the alleged release of PCBs from our facility in Anniston, Alabama. Environmental remediation issues related to this facility relate principally to: (1) remediation of the seventy-acre plant site; (2) investigation and remediation of soil contamination at properties in the Anniston area; and (3) investigation and remediation of sediments in waterways and soils in flood plains impacted by discharges from the plant. We have tested and continue to test soils at residential properties in the Anniston area for PCBs and are conducting clean-ups where action levels are exceeded and access can be obtained pursuant to an administrative order on consent agreed to with the federal EPA. On March 25, 2002, we and Pharmacia entered into a PCD with EPA pursuant to Superfund for the area designated by EPA as the Anniston PCB site. It was lodged with the U.S. District Court for the Northern District of Alabama; approval and entry by the Court is subject to a public comment period which ended June 3, 2002 and review by the Court of any objections. The PCD requires us and Pharmacia to conduct a remedial investigation and feasibility study, the results of which will be used by EPA to select a clean-up remedy for the Anniston PCB site, and to continue to address residential properties pursuant to the pre-existing removal order issued by EPA. Under the PCD, EPA has reserved the right to seek natural resource damages, if any, under Superfund allegedly caused by releases of PCBs, for example, in waterways used for recreational fishing.

        EPA has also reserved the right to seek remediation of alleged lead contamination in soil in the Anniston area. While we believe our operations did not contribute to any lead contamination, there can be no guarantee that significant costs will not be incurred to address it.

        Uncertainties related to all of our environmental liabilities include changing governmental policy and regulations, discovery of unknown conditions, the method and extent of remediation and future changes in technology. Because of these uncertainties, we estimate that potential future expenses associated with these liabilities could exceed the amounts reserved by an additional $20 million to $30 million. Although we cannot predict the ultimate costs and results of remediation of contaminated sites with certainty, we do not expect them to result in a material adverse effect on our consolidated financial position or liquidity, but they could have a material adverse effect on our net income in any one year. However, there can be no guarantee that the ultimate cost of remediation and related matters, including any natural resource damages, will not have a material adverse effect on our financial position.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

        We make statements in this prospectus and the documents incorporated by reference that are considered forward-looking statements under the federal securities laws. We consider all statements regarding anticipated or future matters, including the following, to be forward-looking statements:

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  our expected future financial position, liquidity, results of operations, profitability and cash flows;

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  dividends;

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  financing plans;

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  business strategy;

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  budgets;

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  projected cost reductions;

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  effect of changes in accounting due to recently issued accounting standards;

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  plans and objectives of management for future operations;

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  competitive position;

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  results of litigation;

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  growth opportunities for existing products and services;

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  price increases;

  •
  benefits from new technology; and

  •
  share repurchases.

        These statements are not guarantees of our future performance. They represent our estimates and assumptions only on the date we made them. There are risks, uncertainties and other important factors that could cause our actual performance or achievements to be materially different from those we may project. These risks, uncertainties and factors include:

  •
  general economic, business and market conditions, which affect us because some of our customers are in cyclical businesses;

  •
  lower prices for our products or a decline in our market share due to competition or price pressure by customers;

  •
  ability to implement cost reduction initiatives in a timely manner;

  •
  interest rate fluctuations;

  •
  customer acceptance of new products;

  •
  efficacy of new technology and facilities;

  •
  shortages or price increases of raw materials and energy;

  •
  currency fluctuations;

  •
  ability to acquire and integrate new businesses or divest existing businesses;

  •
  changes in U.S. and foreign laws and regulations; and

  •
  exposure to product liability and other litigation and cost of environmental remediation.

        These forward-looking statements represent our estimates and assumptions only on the date they were made. Many of the factors that will determine these items are beyond our ability to control or predict. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this prospectus or the date of any document incorporated by reference.

        All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date of this prospectus.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the Warrants or the common stock by the selling holders. We may, however, receive cash consideration in connection with the exercise of the Warrants for cash. If the Warrants are all fully exercised for cash, we would realize proceeds, before expenses, in the amount of $42 million, subject to any adjustments to the exercise price and number of shares. Because we cannot be sure that the Warrants will ever be exercised in whole or in part, or that the Warrants will be exercised for cash, we have not determined a specific use of proceeds. To the extent we receive any such proceeds, the proceeds will be used for general corporate purposes.

SELLING HOLDERS

        We originally issued the Warrants on July 9, 2002. The Warrants were resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the Warrants and the common stock issuable upon exercise of the Warrants.

        The following table sets forth information, as of                             , 2002, with respect to the selling holders and the principal amounts of Warrants and the number of shares of common stock beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the Warrants or common stock issuable upon exercise of the Warrants. Because the selling holders may offer all or some portion of the Warrants or the common stock, no estimate can be given as to the amount of the Warrants or common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Warrants or common stock since the date on which they provided the information regarding their Warrants or common stock in transactions exempt from the registration requirements of the Securities Act. No selling holder named in the table below beneficially owns one percent or more of our common stock assuming conversion of a selling holder's Warrants. Information about the selling holders may change over time. Any changed information will be set forth in prospectus supplements.

Name and Address	Principal Amount of Warrants Beneficially Owned that may be sold	Numbers of Shares of Common Stock that may be sold(1)
*

Total	223,000	5,533,522

(1)
Assumes exercise of all of the selling holders' Warrants. This conversion price is subject to adjustment as described under "Description of Warrants — Adjustments." As a result, the amount of common stock issuable upon exercise of the Warrants may increase or decrease in the future.

*
to be completed by amendment

DESCRIPTION OF WARRANTS

        The warrants (the "Warrants") have been issued pursuant to a Warrant Agreement (the "Warrant Agreement") between Solutia and HSBC Bank USA, as Warrant Agent (the "Warrant Agent"). The following summary of certain provisions of the Warrant Agreement is not complete and is qualified in its entirety by reference to the Warrant Agreement, including the definitions therein of certain terms used below.

General

        Each Warrant, when exercised, will entitle the holder thereof to receive 24.814 fully paid and nonassessable shares of our common stock (the "Warrant Shares") at an exercise price of $7.59 per share of our common stock, subject to adjustment (the "Exercise Price"). The Exercise Price and the number of Warrant Shares are both subject to adjustment in certain cases referred to below. The holders of the Warrants would be entitled, in the aggregate, to purchase shares of our common stock representing approximately 5% of our common stock on a fully diluted basis as of the date hereof. The Warrants are exercisable at any time. Unless exercised, the Warrants will automatically expire at 5:00 p.m. New York City time on July 15, 2009 (the "Expiration Date").

        The holders of the Warrants have no right to vote on matters submitted to our stockholders and have no right to receive dividends. The holders of the Warrants are not entitled to share in our assets in the event of liquidation, dissolution or the winding up of us. In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised Warrants are executory contracts that may be subject to rejection by us with approval of the bankruptcy court, and the holders of the Warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy proceeding than they would be entitled to if they had exercised their Warrants before the commencement of any such proceeding.

        In the event of a taxable distribution to holders of our common stock that results in an adjustment to the number of Warrants, holders may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend.

        Certificates for Warrants have been issued in fully registered form only. Subject to the terms of the Warrant Agreement, the warrant certificates evidencing the Warrants may be surrendered for exercise or exchange, and the transfer of warrant certificates are registrable, at the office or agency of Solutia maintained for such purpose, which initially will be the issuer services office of the Warrant Agent in New York, New York. No service charge will be made for registration of transfer or exchange of any warrant certificate so surrendered. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of warrant certificates. The warrant certificates will be issued either in global form or in registered form as definitive warrant certificates.

Exercise

        The Warrants may be exercised by surrendering to us the Warrants to be exercised with the accompanying form of election to purchase, properly completed and executed, together with payment of the Exercise Price. Payment of the Exercise Price may be made at the holder's election (i) in cash in U.S. dollars by wire transfer or by certified or official bank check to the order of Solutia or (ii) by the surrender of one or more warrant certificates (and without the payment of the Exercise Price in cash) in exchange for a number of shares of our common stock equal to the product of (a) the number of shares of our common stock for which such Warrant is exercisable as of the exercise date (if the Exercise Price were being paid in cash), and (b) the Cashless Exercise Ratio (the "Cashless Exercise"). The "Cashless Exercise Ratio" shall equal a fraction, the numerator of which is the excess of the Current Market Value per share of our common stock on the exercise date over the Exercise Price per share as of the exercise date and the denominator of which is the Current Market Value per share of our common stock on the exercise date. Upon surrender of a warrant certificate representing more than one Warrant, the number of shares of our common stock deliverable upon a Cashless Exercise shall be equal to the product of the number of shares of our common stock issuable in respect of those Warrants that the holder specifies are to be exercised pursuant to a Cashless Exercise multiplied by the Cashless Exercise Ratio. All provisions of the Warrant Agreement shall be applicable with respect to an exercise of a warrant certificate pursuant to a Cashless Exercise for less than the full number of Warrants represented thereby.

        Upon surrender of the Warrants and payment of the Exercise Price, we will deliver or cause to be delivered, to or upon the written order of such holder, shares representing the number of whole Warrant Shares to which the holder is entitled. If less than all of the Warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of Warrants. Holders of Warrants are able to exercise their Warrants only if a registration statement relating to the Warrant Shares underlying the Warrants is then in effect, or the exercise of such Warrants is exempt from the registration requirements of the Securities Act, and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of Warrants or other persons to whom it is proposed that Warrant Shares be issued on exercise of the Warrants reside.

        No fractional Warrant Shares will be issued upon exercise of the Warrants. We will pay to the holder of the Warrant at the time of exercise an amount in cash equal to the Current Market Value of any such fractional Warrant Shares less a corresponding fraction of the Exercise Price.

Adjustments

        The number of Warrant Shares purchasable upon exercise of Warrants and the Exercise Price is subject to adjustment in certain events including:

  (i)
  the payment by us of dividends and other distributions in the form of capital stock on our common stock;

  (ii)
  subdivisions, combinations and reclassifications of our common stock;

  (iii)
  the issuance to all holders of our common stock or to an Affiliate of Solutia of common stock or of securities convertible into or exchangeable or exercisable for shares of common stock or of rights, options or warrants entitling them to subscribe for our common stock or securities convertible into, or exchangeable or exercisable for, our common stock, in each case, at a price which is less than the Current Market Value per share (as defined) of our common stock; and

  (iv)
  certain extraordinary dividends or distributions on our common stock,

in each case, other than (1) pursuant to the exercise of the Warrants, (2) pursuant to any security convertible into, or exchangeable or exercisable for, shares of common stock outstanding as of the Issue Date, (3) upon the conversion, exchange or exercise of any convertible, exchangeable or exercisable security as to which the issuance thereof has previously been the subject of any required adjustment pursuant to the Warrant Agreement and (4) upon the conversion, exchange or exercise of convertible, exchangeable or exercisable securities of Solutia outstanding on the Issue Date (to the extent in accordance with the terms of such securities as in effect on such date).

        Notwithstanding the foregoing, no adjustment in the Exercise Price will be required in respect of: (a) the grant of any stock option or other stock incentive award pursuant to any stock option or stock incentive plan or arrangement as disclosed in this offering memorandum, (b) the grant of any stock option or stock incentive award at an exercise price at least equal to the Current Market Value, (c) the grant of any other stock option or stock incentive award to any officer, director or employee of Solutia or any of its subsidiaries pursuant to any compensatory plan or arrangement that has been approved by our board of directors, or (d) the exercise of any such option or award.

        If we, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties and assets to another person or group of affiliated persons or are a party to a merger or binding share exchange which reclassifies or changes our outstanding common stock (a "Fundamental Transaction"), as a condition to consummating any such transaction the person formed by or surviving any such consolidation or merger if other than Solutia or the person to whom such transfer has been made (the "Surviving Person") shall enter into a supplemental warrant agreement. The supplemental warrant agreement shall provide (a) that the holder of a Warrant then outstanding may exercise it for the kind and amount of securities, cash or other assets which such holder would have received immediately after the Fundamental Transaction if such holder had exercised the Warrant immediately before the effective date of the transaction (regardless of whether the Warrants are then exercisable and without giving effect to the Cashless Exercise option), assuming (to the extent applicable) that such holder (1) was not a constituent person or an affiliate of a constituent person to such transaction, (2) made no election with respect thereto and (3) was treated alike with the plurality of non-electing holders, and (b) that the Surviving Person shall succeed to and be substituted for every right and obligation of Solutia in respect of the Warrant Agreement and the Warrants. The Surviving Person shall mail to holders of Warrants at the addresses appearing on the Warrant Register a notice briefly describing the supplemental warrant agreement. If the issuer of securities deliverable upon exercise of Warrants is an affiliate of the Surviving Person, that issuer shall join in the supplemental warrant agreement.

        Notwithstanding the foregoing, if we enter into a Fundamental Transaction with another person (other than one or our subsidiaries) and consideration is payable to holders of the shares of our capital stock (or other securities or property) issuable or deliverable upon exercise of the Warrants that are exercisable in exchange for such shares in connection with such Fundamental Transaction which consists solely of cash, then the holders of Warrants shall be entitled to receive distributions on the date of such event on an equal basis with holders of such shares (or other securities issuable upon exercise of the Warrants) as if the Warrants had been exercised immediately prior to such event, less the Exercise Price therefor. Upon receipt of such payment, if any, the rights of a holder of a Warrant shall terminate and cease and such holder's Warrants shall expire.

        If there is an adjustment to the number of shares of common stock or other consideration for which such a Warrant may be exercised, the holders of the Warrants may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Certain United States Federal Income Tax Considerations."

        Fractional shares of common stock are not required to be issued upon exercise of Warrants, but in lieu thereof we will pay a cash adjustment, except in limited circumstances.

        If any event occurs as to which the foregoing provisions are not strictly applicable or, if strictly applicable, would not, in the good faith judgment of our board of directors, fairly and adequately protect the rights of the Warrants in accordance with the essential intent and principles of such provisions, then our board of directors shall make such adjustments in the application of such provisions, in accordance with such essential intent and principles, as shall be reasonably necessary, in the good faith opinion of such board of directors, to protect such rights as aforesaid, but in no event shall any such adjustment have the effect of decreasing the Exercise Price or decreasing the number of Warrant Shares issuable upon exercise of the Warrants.

        "Current Market Value" per share of any class of our common stock at any date shall mean:

  (1)
  if no class of common stock is then (A) registered under the Exchange Act and (B) traded on a national securities exchange or on the Nasdaq National Market System, (a) the value of such class of common stock, determined in good faith by our board of directors and certified in a board resolution, taking into account the most recently completed arms-length transaction between Solutia and a Person other than an Affiliate of Solutia and the closing of which occurs on such date or shall have occurred within the six-month period preceding such date, or (b) if no such transaction shall have occurred on such date or within such six-month period, the fair market value of the security as determined by a nationally recognized Independent Financial Expert, provided that, in the case of the calculation of Current Market Value for determining the cash value of fractional shares, any such determination within six months that is, in the good faith judgment of our board of directors, a reasonable determination of value, may be utilized; or

  (2)
  if any class of common stock is then (A) registered under the Exchange Act and (B) traded on a national securities exchange or on the Nasdaq National Market System, the average of the daily closing sales prices of such class of Common Stock for the 20 consecutive trading days immediately preceding such date, or (b) if such class of common stock has been registered under the Exchange Act and traded on a national securities exchange or on the Nasdaq National Market System for less than 20 consecutive trading days before such date, then the average of the daily closing sales prices for all of the trading days before such date for which closing sales prices are available, in the case of each of (a) and (b), as certified to the Warrant Agent by the chief executive officer, the president, any executive vice president or the chief financial officer of Solutia. The closing sales price of each such trading day shall be the closing sales price, regular way, on such day, or if no sale takes place on such day, the average of the closing bid and asked prices on such day.

        "Independent Financial Expert" means a nationally recognized independent investment banking, appraisal or accounting firm.

        No adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least one percent (1.0%) in the Exercise Price; provided, however, that any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment. In the case of certain consolidations or mergers of Solutia, or the sale of all or substantially all of our assets to another corporation, (i) each Warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which such holder would have been entitled as a result of such consolidation, merger or sale had the Warrants been exercised immediately prior thereto and (ii) the person formed by or surviving any such consolidation or merger (if other than Solutia) or to which such sale shall have been made will assume our obligations under the Warrant Agreement.

Reservation of Shares

        We have authorized and reserved for issuance and will at all times reserve and keep available such number of shares of our common stock as will be issuable upon the exercise of all outstanding Warrants. Such shares of common stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

Amendment

        From time to time, we and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing ambiguities, defects or inconsistencies or making any change that does not adversely affect the legal rights of any holder. Any amendment or supplement to the Warrant Agreement that adversely affects the legal rights of the holder of the Warrants will require the written consent of the holders of a majority of the then outstanding Warrants (excluding Warrants held by us or any of its affiliates). The consent of each holder of the Warrants affected will be required for any amendment pursuant to which the Exercise Price would be increased or the number of Warrant Shares purchasable upon exercise of Warrants would be decreased (other than pursuant to adjustments provided in the Warrants Agreement) or any of the adjustment provisions in the Warrant Agreement would be changed in a manner that would have any such effect.

SEC Reports and Other Information

        Whether or not we are then subject to Section 13(a) or 15(d) of the Exchange Act, we will electronically file with the SEC, so long as the Warrants are outstanding, the annual reports, quarterly reports and other periodic reports that we would be required to file with the SEC pursuant to Section 13(a) or 15(d) if we were so subject, and such documents will be filed with the SEC on or prior to the respective dates (the "Required Filing Dates") by which we would be required so to file such documents if we were so subject, unless, in any case, such filings are not then permitted by the SEC.

        If such filings with the SEC are not then permitted by the SEC, or such filings are not generally available on the Internet free of charge, we will, without charge to the holders, within 15 days of each Required Filing Date, transmit by mail to holders, as their names and addresses appear in the note register, and file with the Warrant Agent copies of the annual reports, quarterly reports and other periodic reports that Solutia would be required to file with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act if we were subject to such Section 13(a) or 15(d) and, promptly upon written request, supply copies of such documents to any prospective holder or beneficial owner at our cost.

        In addition, we will, for so long as any Warrants remain outstanding, furnish to the holders of the Warrants and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

No Rights as Stockholders

        The holders of unexercised Warrants are not entitled, by virtue of being such holders, to vote, to consent, to exercise any preemptive rights or to receive notice as our stockholders in respect of any stockholders' meeting for the election of our directors or any other purpose, or to exercise any other rights whatsoever as our stockholders.

Registration Rights

        Pursuant to the Warrant Agreement and the warrant registration rights agreement, we agreed that within 60 days of the Assumption Date, we would file this shelf registration statement (the "Warrant Registration Statement") covering the resale of the Warrants and the issuance of our common stock to be issued upon the exercise of the Warrants and to use our reasonable best efforts to cause this registration statement to be declared effective, subject to certain exceptions, on or before 120 days after the Assumption Date and (subject to certain "black-out" periods not to exceed 90 days in any calendar year) to remain effective, subject to certain exceptions, until the later of (i) two years following the effective date of the registration statement and (ii) the earlier of (A) the expiration of the Warrants and (B) the first date as of which all Warrants have been exercised. There can be no assurance we will be able to cause this registration statement to be declared effective or keep this registration statement continuously effective for the required period.

        Holders of Warrants have been required to deliver certain information to be used in connection with the shelf registration statement within the time periods set forth in the warrant registration rights agreement in order to have their Warrants or Warrant Shares included in the shelf registration statement.

DESCRIPTION OF OUR COMMON STOCK

        Our Restated Certificate of Incorporation provides that we have authority to issue 600,000,000 shares of our common stock, par value $0.01 per share. We also have authority to issue 10,000,000 shares of our preferred stock, par value $0.01 per share; of which none is currently outstanding.

Terms of the Common Stock

        On June 30, 2002, there were 104,803,534 shares of common stock issued and outstanding, 13,597,101 shares held as treasury shares, and 28,030,742 shares reserved for issuance under our stock option plans.

        Voting Rights.    Each holder of shares of our common stock is entitled to attend all special and annual meetings of our stockholders. Except for any special voting rights of any series of preferred stock that we may issue in the future, the holders of our common stock have one vote for each share held on all matters voted upon by our stockholders, including the election of our directors. Holders of common stock may not cumulate their votes in elections of directors.

        Dividend Rights.    Except for any preferential rights of holders of any preferred stock that may then be issued and outstanding, holders of our common stock are entitled to receive dividends when declared by our board of directors from legally available funds.

        Liquidation Rights.    In the event of a liquidation, whether voluntary or involuntary, of Solutia, the holders of our common stock will be entitled to receive, proportionally according to the number of shares held by each, all assets of Solutia remaining for distribution after payment to creditors and the holders of any issued and outstanding preferred stock of the full preferential amounts to which they are entitled.

        No Preemptive Rights or Right of Redemption.    Other than the rights discussed under "—Shareholder Rights Plan" below, holders of our common stock do not have preemptive rights to subscribe for and purchase any new or additional issue of common stock or securities convertible into common stock. Shares of our common stock are not subject to redemption.

        Stock Exchange Listing and Transfer Agent.    The outstanding shares of our common stock are listed on the New York Stock Exchange. The transfer agent and registrar of our common stock is EquiServe Trust Company, N.A.

Shareholder Rights Plan

        We have had a shareholder rights plan in effect since we became an independent, publicly held company. Before September 1, 1997, the date upon which Monsanto distributed all of the outstanding shares of our stock as a dividend to Monsanto's stockholders, our board of directors declared a dividend of one preferred share purchase right on each share of our common stock issued in the distribution and authorized the issuance of one right for each share of common stock issued after September 1, 1997, until the earliest of the date the rights become exercisable, the date we redeem the rights and the termination date of the rights plan.

        The rights become exercisable on the earlier of (a) ten days after a public announcement that a person or group has acquired beneficial ownership of 20% or more of our outstanding common stock, or (b) ten business days (or such later date as determined by our board of directors) after the commencement of a tender or exchange offer, or the announcement of an intention to commence a tender or exchange offer, that would result in beneficial ownership of 20% or more of our outstanding common stock. Before the rights become exercisable, our board of directors is generally authorized to reduce the 20% thresholds to not less than the greater of (x) the sum of .001% and the largest percentage of the outstanding common stock then known by us to be beneficially owned by any person and (y) 10%.

        If the rights become exercisable, each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $125 per one one-hundredth of a share, subject to adjustment. In addition, upon the occurrence of certain events, and upon payment of the then current purchase price, the rights may "flip in" and entitle holders to buy our common stock, or "flip over" and entitle holders to buy common stock in an acquiring entity, in such amount that the market value of the purchased stock of Solutia or the acquiring entity is equal to twice the then current purchase price of that stock under the rights. In addition, under certain conditions, our board of directors may, at its option, exchange part or all of the rights for shares of our common stock at an exchange ratio of one share for every right, subject to adjustment.

        The rights are nonvoting and may be redeemed by us for one cent per right, subject to adjustment, at any time before any person or group acquires beneficial ownership of 20% or more of our outstanding common stock. The rights expire September 1, 2007.

        Because this summary of the rights does not contain all of the information that you may find useful, you should read the Rights Agreement for all the terms applicable to the rights. See "Where You Can Find More Information" to find out how you can obtain a copy of the Rights Agreement.

Provisions with Possible Anti-Takeover Effects

        Various provisions of the Delaware General Corporation Law and our Restated Certificate of Incorporation and by-laws, as well as the shareholder rights plan described above, may make more difficult the acquisition of control of us by means of a tender offer, open market purchases, a proxy fight or other means that are not approved by our board of directors. See "Where You Can Find More Information" to find out how you can obtain a copy of our Restated Certificate of Incorporation and by-laws.

Shareholder Rights Plan and Business Combinations Under Delaware Law

        As described under "Shareholders Rights Plan" above, we have adopted a shareholder rights plan that has the effect of providing our stockholders with the right to purchase shares of our common stock, or securities of an acquiring company, at half the market price under certain circumstances involving a potential change in control of us that has not been approved by our board of directors. In addition, the Delaware General Corporation Law provides that any beneficial owner of 15% or more of our voting stock is prohibited, without the prior approval of the board of directors, from entering into any business combination with us for three years from the date that 15% ownership interest is acquired unless the combination otherwise satisfies Section 203 of the Delaware General Corporation Law.

Charter and By-Law Provisions

        The following provisions of our Restated Certificate of Incorporation and by-laws could have an antitakeover effect:

        Classified Board of Directors; Vacancies; and Limitations on Removal of Directors.    Our Restated Certificate of Incorporation classifies our board of directors into three classes and provides that, subject to any rights of the holders of the preferred stock, only a majority of the board of directors then in office has the authority to fill any vacancies on our board of directors. Directors may be removed from office only with cause and only by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of our stock entitled to vote generally in the election of directors.

        No Written Consent or Calling of Special Meetings by Stockholders.    Our Restated Certificate of Incorporation provides that any action required or permitted to be taken by our stockholders must be taken at a duly called annual or special meeting of our stockholders and explicitly prohibits stockholder action by written consent instead of a meeting. A vote of the holders of 80% of the voting power of the then outstanding shares of our stock entitled to vote generally in the election of directors is required to amend these provisions. In addition, our by-laws provide that, subject to the rights of holders of preferred stock, only our chairman of the board, our president or our board of directors can call a special meeting.

        Advance Notice Provision.    Our by-laws provide for an advance notice procedure for the nomination, other than by our board of directors, of candidates for election as directors at an annual meeting of stockholders. Our by-laws also provide for an advance notice procedure for business, except for items of business included in our proxy statement, to be brought before an annual or special meeting of stockholders. Under these provisions, a stockholder must give us written notice that complies with the specifications of our by-laws of an intention to nominate a director for election at an annual meeting or bring other business before an annual or special meeting. To be timely, we must generally receive this notice not less than 90 days nor more than 120 days before the meeting.

        Ability to Issue Preferred and Common Stock.    Our Restated Certificate of Incorporation authorizes our board of directors to establish series of preferred stock and to determine for each series the designation, powers, preferences and special rights of the shares of the series and the qualifications, limitations and restrictions on these powers, preferences and special rights. In addition, we have available for issuance authorized but unissued shares of common stock. The authorized shares of preferred and common stock could be issued without action by our stockholders unless their action was required by law or the rules of any stock exchange on which Solutia may be listed. Our board of directors could issue preferred stock in one or more transactions with terms that might make the acquisition of a controlling interest in us more difficult or costly. Our board could also issue additional authorized shares of common stock to defend us against a hostile takeover bid by diluting the stock ownership of a potential acquirer, or our board could use the authorized but unissued shares in a private placement with purchasers who might side with our board of directors in opposing a specific change of control.

        Amendment of Charter Provisions and By-Laws.    The affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of our stock entitled to vote generally in the election of directors would be required to amend the provisions of our Restated Certificate of Incorporation pertaining to classification of the board of directors, the number of directors, filling vacancies in the board of directors, removal of directors, and the requirement that stockholders can act only at annual or special meetings and not by written consent. In addition, the affirmative vote of at least 80% of the voting power of the then outstanding shares of our stock entitled to vote generally in the election of directors would be required for our stockholders to adopt, amend or repeal any provision of our by-laws.

PLAN OF DISTRIBUTION

        The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the Warrants and the common stock issuable upon exercise of the Warrants directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

        The Warrants and the common stock issuable upon exercise of the Warrants may be sold in one or more transactions at:

  •
  fixed prices;

  •
  prevailing market prices at the time of sale;

  •
  prices related to the prevailing market prices;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

        The methods by which the Warrants and the underlying shares of common stock may be sold include:

  •
  a block trade in which the broker-dealer so engaged will attempt to sell the offered securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  privately-negotiated transactions;

  •
  through put or call transactions;

  •
  through short-sales; and

  •
  underwritten transactions.

        Our common stock is listed for trading on the New York Stock Exchange under the symbol "SOI." There is no established market for the Warrants and we presently do not intend to list any of the Warrants for trading on any national securities exchange or for inclusion in any automated quotation system. We can give no assurance as to whether any market for the Warrants will develop.

        In order to comply with the securities laws of some jurisdictions, if applicable, the Warrants and common stock issuable upon exercise of the Warrants may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some jurisdictions the Warrants and common stock issuable upon exercise of the Warrants may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the Warrants and common stock issuable upon exercise of the Warrants may be "underwriters" within the meaning of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

        In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder is not required to sell any Warrants or common stock issuable upon exercise of the Warrants described in this prospectus and may transfer, devise or gift these securities by other means not described in this prospectus.

        To the extent required, the specific Warrants or shares of common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

        We entered into a registration rights agreement for the benefit of holders of the Warrants to register their Warrants and common stock issuable upon exercise of the Warrants under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and Solutia and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the Warrants and the common stock issuable upon exercise of the Warrants, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the Warrants and the common stock issuable upon exercise of the Warrants.

LEGAL MATTERS

        The validity of the securities offered by this prospectus will be passed upon for us by Winston & Strawn, Chicago, Illinois.

EXPERTS

        The consolidated financial statements as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001 included elsewhere in this prospectus, and the related financial statement schedule listed in Item 14 from our annual report on Form 10-K for the year ended December 31, 2001 incorporated in this prospectus by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports included and incorporated by reference herein (which reports express an unqualified opinion and include an explanatory paragraph referring to a change in accounting principle), and have been so included and incorporated in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available over the Internet at http://www.sec.gov. You may also read and copy any document we file at the SEC public reference room at:

                450 Fifth Street, N.W.
                Washington, D.C. 20549

        You may call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room.

        Our common stock is quoted on the New York Stock Exchange under the symbol "SOI," and our SEC filings can also be read at:

                New York Stock Exchange
                20 Broad Street
                New York, New York 10005

        The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to the documents containing that information. The information incorporated by reference is considered part of this offering memorandum. Any information we file with the SEC later will automatically update and, to the extent inconsistent, supersede the information in this offering memorandum. We incorporate by reference the documents listed below:

  •
  Our annual report on Form 10-K for the year ended December 31, 2001 filed on March 7, 2002, as amended by Amendment No. 1 on Form 10-K/A filed on May 3, 2002;

  •
  Our quarterly reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002 filed on April 26, 2002 and August 1, 2002, respectively;

  •
  Our current reports on Form 8-K filed January 25, 2002, June 18, 2002, June 19, 2002, July 3, 2002 and September 17, 2002; and

  •
  Our Form 10 filed on August 7, 1997, and amended on August 19, 1997, for a description of our common stock.

        We also incorporate by reference any future filings we make with the SEC, under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we have sold all the offered securities to which this offering memorandum relates or the offering is otherwise terminated.

        You may request a copy of these filings, at no cost, by writing to us at the following address or telephoning us at (314) 674-4520:

                Solutia Inc.
                Investor Relations
                P.O. Box 66760
                St. Louis, Missouri 63166-6760

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Solutia Inc.:

        We have audited the accompanying statements of consolidated financial position of Solutia Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related statements of consolidated income (loss), comprehensive income (loss), cash flow, and shareholders' equity (deficit) for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in the notes to the consolidated financial statements, the Company was required to adopt Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001.

/s/ DELOITTE & TOUCHE LLP Deloitte & Touche LLP
St. Louis, Missouri March 4, 2002 (June 4, 2002 as to Note 19 and June 17, 2002 as to Note 20)

SOLUTIA INC.

STATEMENT OF CONSOLIDATED INCOME (LOSS)

	Year Ended December 31,
	2001	2000	1999
	(Dollars in millions, except per share amounts)
Net Sales	$2,817	$3,185	$2,830
Cost of goods sold	2,388	2,699	2,178

Gross Profit	429	486	652
Marketing expenses	175	165	153
Administrative expenses	160	173	122
Technological expenses	66	91	80
Amortization expense	34	33	3

Operating Income (Loss)	(6)	24	294
Equity earnings (loss) from affiliates—net of tax	(13)	35	36
Interest expense	(90)	(83)	(40)
Gain on sale of Polymer Modifiers business	—	73	—
Other income (expense)—net	32	(8)	13

Income (Loss) Before Income Taxes	(77)	41	303
Income taxes (benefit)	(18)	(8)	97

Net Income (Loss)	$(59)	$49	$206

Basic Earnings (Loss) Per Share	$(0.57)	$0.46	$1.86

Diluted Earnings (Loss) Per Share	$(0.57)	$0.46	$1.80

Weighted average equivalent shares (in millions):
Basic	103.9	105.9	110.8
Effect of dilutive securities:
Common share equivalents—common stock issuable upon exercise of outstanding stock options	—	1.6	3.8

Diluted	103.9	107.5	114.6

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2001	2000	1999
	(Dollars in millions)
Net Income (Loss)	$(59)	$49	$206
Other Comprehensive Income (Loss):
Currency translation adjustments	(37)	(86)	(44)
Cumulative effect of accounting change, net of tax of $(1)	2	—	—
Net loss on derivative instruments, net of tax of $2	(3)	—	—
Minimum pension liability adjustments, net of tax of $(2) in 2001, $(4) in 2000, and $2 in 1999	2	7	(4)

Comprehensive Income (Loss)	$(95)	$(30)	$158

See accompanying Notes to Consolidated Financial Statements.

SOLUTIA INC.

STATEMENT OF CONSOLIDATED FINANCIAL POSITION

	As of December 31,
	2001	2000
	(Dollars in millions, except per share amounts)
ASSETS
Current Assets:
Cash and cash equivalents	$23	$19
Trade receivables, net of allowances of $22 in 2001 and $12 in 2000	352	406
Miscellaneous receivables	105	109
Prepaid expenses	15	17
Deferred income tax benefit	123	107
Inventories	303	357

Total Current Assets	921	1,015
Property, Plant and Equipment:
Land	58	60
Buildings	425	421
Machinery and equipment	3,006	2,982
Construction in progress	51	62

Total property, plant and equipment	3,540	3,525
Less accumulated depreciation	2,397	2,320

Net Property, Plant and Equipment	1,143	1,205
Investments in Affiliates	313	351
Goodwill, net of accumulated amortization of $45 in 2001 and $24 in 2000	386	421
Identified Intangible Assets, net of accumulated amortization of $28 in 2001 and $16 in 2000	224	217
Long-Term Deferred Income Tax Benefit	254	190
Other Assets	167	182

Total Assets	$3,408	$3,581

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$233	$359
Wages and benefits	56	45
Postretirement liabilities	82	78
Miscellaneous accruals	362	373
Short-term debt	683	494

Total Current Liabilities	1,416	1,349
Long-Term Debt	627	784
Postretirement Liabilities	947	941
Other Liabilities	531	541
Shareholders' Equity (Deficit):
Common stock (authorized, 600,000,000 shares, par value $0.01)
Issued: 118,400,635 shares in 2001 and 2000	1	1
Net deficiency of assets at spinoff	(113)	(113)
Treasury stock, at cost (13,921,604 and 15,484,194 shares in 2001 and 2000, respectively)	(257)	(296)
Unearned ESOP shares	(1)	(9)
Accumulated other comprehensive income (loss)	(144)	(108)
Reinvested earnings	401	491

Total Shareholders' Equity (Deficit)	(113)	(34)

Total Liabilities and Shareholders' Equity (Deficit)	$3,408	$3,581

See accompanying Notes to Consolidated Financial Statements.

SOLUTIA INC.

STATEMENT OF CONSOLIDATED CASH FLOW

	Year Ended December 31,
	2001	2000	1999
	(Dollars in millions)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
OPERATING ACTIVITIES:
Net income (loss)	$(59)	$49	$206
Adjustments to reconcile to Cash From Operations:
Items that did not use (provide) cash:
Depreciation and amortization	184	191	151
Amortization of deferred credits	(14)	(12)	(10)
Restructuring expenses and other unusual items	127	195	63
Net pretax gains from asset disposals	(36)	(79)	(8)
Changes in assets and liabilities:
Income and deferred taxes	(48)	(11)	64
Trade receivables	47	69	(18)
Inventories	57	(18)	42
Accounts payable	(125)	41	(20)
Other assets and liabilities	(89)	(181)	(106)

Cash From Operations	44	244	364

INVESTING ACTIVITIES:
Property, plant and equipment purchases	(94)	(221)	(257)
Acquisition and investment payments, net of cash acquired	(35)	(110)	(835)
Property disposals and investment proceeds	43	220	30

Cash Used in Investing Activities	(86)	(111)	(1,062)

FINANCING ACTIVITIES:
Net change in short-term debt obligations	41	(22)	511
Net change in long-term debt obligations	—	(13)	201
Treasury stock purchases	—	(106)	(79)
Dividend payments	(4)	(4)	(4)
Common stock issued under employee stock plans	13	4	8
Other financing activities	(4)	(1)	—

Cash From (Used in) Financing Activities	46	(142)	637

Increase (Decrease) in Cash and Cash Equivalents	4	(9)	(61)
CASH AND CASH EQUIVALENTS:
Beginning of year	19	28	89

End of year	$23	$19	$28

        The effect of exchange rate changes on cash and cash equivalents was not material. Cash payments for interest (net of amounts capitalized) were $90 million in 2001, $88 million in 2000, and $41 million in 1999. Cash payments for income taxes were $24 million in 2001, $17 million in 2000, and $43 million in 1999. Cash payments for the management of environmental programs which were charged against recorded environmental liabilities were $40 million in 2001, $29 million in 2000, and $22 million in 1999.

See accompanying Notes to Consolidated Financial Statements.

SOLUTIA INC.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY (DEFICIT)

	Year Ended December 31,
	2001	2000	1999
	(Dollars in millions)
COMMON STOCK:
Balance, January 1	$1	$1	$1

Balance, December 31	$1	$1	$1

NET DEFICIENCY OF ASSETS AT SPINOFF:
Balance, January 1	$(113)	$(113)	$(113)

Balance, December 31	$(113)	$(113)	$(113)

TREASURY STOCK:
Balance, January 1	$(296)	$(209)	$(143)
Shares purchased (0 shares in 2001, 7,717,300 shares in 2000, 3,781,700 shares in 1999)	—	(106)	(79)
Net shares issued under employee stock plans (1,562,590 shares in 2001, 1,092,870 shares in 2000, 551,613 shares in 1999)	39	19	13

Balance, December 31	$(257)	$(296)	$(209)

UNEARNED ESOP SHARES:
Balance, January 1	$(9)	$(18)	$(25)
Amortization of ESOP balance	8	9	7

Balance, December 31	$(1)	$(9)	$(18)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
ACCUMULATED CURRENCY ADJUSTMENT:
Balance, January 1	(101)	(15)	29
Currency translation adjustments	(37)	(86)	(44)

Balance, December 31	(138)	(101)	(15)

MINIMUM PENSION LIABILITY:
Balance, January 1	(7)	(14)	(10)
Minimum pension liability adjustments	2	7	(4)

Balance, December 31	(5)	(7)	(14)

DERIVATIVE INSTRUMENTS:
Balance, January 1	—	—	—
Cumulative effect of accounting change	2	—	—
Net losses on derivative instruments	(3)	—	—

Balance, December 31	(1)	—	—

Balance, December 31	$(144)	$(108)	$(29)

REINVESTED EARNINGS:
Balance, January 1	$491	$450	$254
Net income (loss)	(59)	49	206
Employee stock plans	(27)	(4)	(6)
Dividends	(4)	(4)	(4)

Balance, December 31	$401	$491	$450

TOTAL SHAREHOLDERS' EQUITY (DEFICIT)	$(113)	$(34)	$82

See accompanying Notes to Consolidated Financial Statements.

SOLUTIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per share amounts)

1.    Significant Accounting Policies

  Nature of Operations

        Solutia Inc. and its subsidiaries make and sell a variety of high-performance chemical-based materials. Solutia is a world leader in performance films for laminated safety glass and after-market applications; resins and additives for high-value coatings; process development and scale-up services for pharmaceutical fine chemicals; specialties such as water treatment chemicals, heat transfer fluids and aviation hydraulic fluid and an integrated family of nylon products including high-performance polymers and fibers.

        Prior to September 1, 1997, Solutia was a wholly-owned subsidiary of the former Monsanto Company (now known as Pharmacia Corporation). On September 1, 1997, Monsanto distributed all of the outstanding shares of common stock of the Company as a dividend to Monsanto stockholders (the spinoff). As a result of the spinoff, on September 1, 1997, Solutia became an independent publicly-held company listed on the New York Stock Exchange and its operations ceased to be owned by Monsanto. Net deficiency of assets of $113 million resulted from the spinoff.

  Basis of Consolidation

        The consolidated financial statements include the accounts of Solutia and its majority-owned subsidiaries. Other companies in which Solutia has a significant interest (20 to 50 percent) are included in "Investments in Affiliates" in the Statement of Consolidated Financial Position. Solutia's share of these companies' net earnings or losses is reflected in "Equity Earnings (Loss) from Affiliates" in the Statement of Consolidated Income (Loss).

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and that affect revenues and expenses during the period reported. Estimates are adjusted when necessary to reflect actual experience. Significant estimates were used to account for restructuring reserves, environmental reserves, self-insurance reserves, employee benefit plans, asset impairments and contingencies.

  Cash and Cash Equivalents

        Cash and cash equivalents consist of cash and temporary investments with maturities of three months or less when purchased.

  Inventory Valuation

        Inventories are stated at cost or market, whichever is less. Actual cost is used to value raw materials and supplies. Standard cost, which approximates actual cost, is used to value finished goods and goods in process. Standard cost includes direct labor and raw materials, and manufacturing overhead based on practical capacity. The cost of certain inventories (62 percent as of December 31, 2001) is determined by the last-in, first-out (LIFO) method, which generally reflects the effects of inflation or deflation on cost of goods sold sooner than other inventory cost methods. The cost of other inventories generally is determined by the first-in, first-out (FIFO) method.

  Property, Plant and Equipment

        Property, plant and equipment are recorded at cost. The cost of plant and equipment is depreciated over weighted average periods of 20 years for buildings and 12 years for machinery and equipment, by the straight-line method.

  Intangible Assets

        The cost of intangible assets is amortized on a straight-line basis over the estimated periods benefited, generally 20 years for goodwill and periods ranging from 5 to 20 years for identified intangible assets.

  Impairment of Long-Lived Assets

        Impairment tests of long-lived assets are made when conditions indicate a possible loss. Impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset value is written down to its fair value based upon market prices or, if not available, upon discounted cash value, at an appropriate discount rate.

  Environmental Remediation

        Costs for remediation of waste disposal sites are accrued in the accounting period in which the obligation is probable and when the cost is reasonably estimable. Postclosure costs for hazardous and other waste facilities at operating locations are accrued over the estimated life of the facility as part of its anticipated closure cost. Environmental liabilities are not discounted, and they have not been reduced for any claims for recoveries from insurance or third parties. In those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectability of such amounts is probable, the amounts are reflected as receivables in the consolidated financial statements.

  Self-Insurance

        Solutia maintains self-insurance reserves to cover its estimated future legal costs and settlements related to workers' compensation, product, general, auto and operations liability claims that are less than policy deductible amounts or not covered by insurance. The Company also has purchased commercial insurance in order to reduce its exposure to such claims. Self-insured losses are accrued based upon estimates of the aggregate liability for uninsured claims incurred using certain actuarial assumptions followed in the insurance industry and the Company's historical experience.

  Revenue Recognition

        The Company's revenue-earning activities involve delivering or producing goods, and revenues are considered to be earned when the Company has completed the process by which it is entitled to such revenues. The following criteria are used for revenue recognition: persuasive evidence of an arrangement exists, delivery has occurred, selling price is fixed or determinable and collection is reasonably assured. In the case of the pharmaceutical services businesses, revenues are primarily recorded on a percentage of completion method.

  Derivative Financial Instruments

        Currency forward contracts are used to manage currency exposures for financial instruments denominated in currencies other than the entity's functional currency. Natural gas contracts are used to manage some of the exposure for the cost of natural gas. Gains and losses on contracts that are designated and effective as hedges are included in net income (loss) and offset the exchange gain or loss of the transaction being hedged.

        Major currencies affecting the Company's business are the U.S. dollar, the British pound sterling, the euro, the Canadian dollar and the Brazilian real. Currency restrictions are not expected to have a significant effect on Solutia's cash flow, liquidity or capital resources.

  Income Taxes

        Solutia accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities at enacted rates.

  Currency Translation

        The local currency has been used as the functional currency for nearly all worldwide locations. The financial statements for most of Solutia's ex-U.S. operations are translated into U.S. dollars at current or average exchange rates. Unrealized currency translation adjustments in the Statement of Consolidated Financial Position are accumulated in equity.

  Earnings (Loss) per Share

        Basic earnings (loss) per share is a measure of operating performance that assumes no dilution from securities or contracts to issue common stock. Diluted earnings (loss) per share is a measure of operating performance by giving effect to the dilution that would occur if securities or contracts to issue common stock were exercised or converted. At December 31, 2001, 1.2 million common share equivalents were excluded because the effect would be antidilutive.

  New Accounting Pronouncements

        Effective January 1, 2002, Solutia adopted SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," which provide guidance related to accounting for business combinations and goodwill. The adoption of SFAS No. 141 did not have a material effect on Solutia's financial statements. Solutia has not completed its evaluation of SFAS No. 142 and, therefore, has not determined the final impact that the adoption of this standard will have on its financial position and results of operations. However, preliminary valuation work indicates that there is a potential goodwill impairment in the Company's Resins and Additives business. While the second step of the evaluation process is yet to be finalized, it is likely that a pretax impairment charge in the range of

$100 million to $200 million will be required. In addition, the Company expects annual amortization expense will be reduced by approximately $20 million to $25 million aftertax. See Footnote 19.

        In July 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The statement addresses accounting and reporting requirements for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement obligations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Solutia is evaluating SFAS No. 143 to determine the effects, if any, on its consolidated financial statements.

        Effective January 1, 2002, Solutia adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material effect on Solutia's consolidated financial statements.

  Reclassifications

        Certain reclassifications to prior years' financial information have been made to conform to the 2001 presentation. These reclassifications included amounts related to employee stock plans which were previously classified as a reduction of net deficiency of assets at spinoff that have been reclassified to reinvested earnings.

2.    Acquisitions and Divestitures

        During the third quarter of 2000, Solutia completed the sale of its Polymer Modifiers business and related manufacturing facilities to Ferro Corporation for approximately $130 million. As a result of this transaction, Solutia recognized a $73 million pretax gain ($46 million aftertax). Solutia's results of operations included net sales of approximately $90 million in 2000 and $145 million in 1999 and operating income of approximately $16 million in 2000 and $36 million in 1999 from the Polymer Modifiers business.

        During the second quarter of 2000, Solutia recognized a $15 million pretax gain ($9 million aftertax) on the sale of substantially all of its minority interest in P4 Production L.L.C., a phosphorus manufacturing venture. The results of operations from Solutia's minority interest in P4 Production L.L.C. were not material to Solutia's consolidated results of operations.

        During the first quarter of 2000, Solutia completed two acquisitions in the Specialty Products segment, which provide custom process and technology services to the global pharmaceutical industry. In the first acquisition, which closed on February 10, Solutia acquired CarboGen Holdings AG. CarboGen is a leading process research and development firm. In the second acquisition, which closed on March 24, Solutia purchased AMCIS AG. AMCIS serves the global pharmaceutical industry by developing production processes and by manufacturing active ingredients for clinical trials and small-volume commercial drugs. The combined purchase price for these acquisitions was approximately $118 million, which was financed with commercial paper and the assumption of debt.

        Both of the acquisitions have been accounted for using the purchase method. The allocations of the purchase price to the assets and liabilities acquired resulted in current assets of $17 million, non-current assets of $27 million, goodwill of $57 million, other intangible assets of $41 million, current liabilities of $21 million and non-current liabilities of $3 million. Goodwill is being amortized over its estimated useful life of 20 years, and other intangible assets are being amortized over their estimated useful lives, which average 18 years.

        Results of operations for CarboGen and AMCIS were included in Solutia's results of operations from the acquisition dates. The results of operations for the acquired businesses were not material to Solutia's consolidated results of operations for 2000.

        On December 22, 1999, Solutia acquired Vianova Resins from Morgan Grenfell Private Equity Ltd. for approximately 1.2 billion deutsche marks (approximately $617 million), which was financed with commercial paper and the assumption of debt. Vianova Resins is a leading European producer of resins and additives for coatings and technical applications for the specialty, industrial and automotive sectors.

        The acquisition has been accounted for using the purchase method. The allocation of the purchase price to the assets and liabilities acquired resulted in current assets of $192 million, non-current assets of $227 million, goodwill of $321 million, other intangible assets of approximately $163 million, current liabilities of $99 million and non-current liabilities of $187 million. Goodwill is being amortized over its estimated useful life of 20 years, and other intangible assets are being amortized over their estimated useful lives, which average 19 years.

        On May 25, 1999, Solutia acquired CPFilms Inc. from Akzo Nobel N.V. for approximately $200 million, which was financed with commercial paper. CPFilms is a leading manufacturer and marketer of window film and other high-technology film products for automotive and architectural after-markets and a variety of other specialty film applications. The acquisition has been accounted for using the purchase method. The allocation of the purchase price to the identifiable assets and liabilities acquired resulted in goodwill of approximately $80 million. Goodwill and other intangible assets are being amortized over their estimated useful lives of 20 years. CPFilms' results of operations from May 25, 1999, through 31, 1999, were included in Solutia's Statement of Consolidated Income for the year ended December 31, 1999.

        The following unaudited pro forma condensed information for the year ended December 31, 1999, gives effect to the acquisitions of CPFilms and Vianova Resins, and the associated debt financing, as if the acquisitions and the financing had occurred as of the beginning of the periods presented.

For the Year Ended December 31, 1999
(Unaudited)
Net sales	$3,357
Net income	203
Basic earnings per share	1.83
Diluted earnings per share	1.77

3.    Restructuring and Business Combination Reserves

        During the fourth quarter of 2000, Solutia recorded restructuring charges of $53 million ($33 million aftertax) to cost of goods sold for costs associated with work force reductions and closure of certain non-strategic facilities. During 2001, Solutia reduced its workforce by approximately

700 positions. Additionally, Solutia eliminated more than 750 contractor positions during 2001. Approximately 90 percent of the workforce reductions affected North American business and manufacturing operations, and approximately 10 percent affected European, Asian and Latin American operations and sales offices. Management positions represented approximately one-third of the workforce reductions. During the fourth quarter of 2001, Solutia determined that the original provision taken for its 2001 restructuring program was insufficient to cover its total costs. Actual costs to terminate certain European and North American management employees and certain employee benefit costs for involuntary terminations were higher than the original estimates. As a result, Solutia recorded additional restructuring charges of $9 million ($6 million aftertax) to cost of goods sold to cover these higher costs. The restructuring actions contemplated by this reserve were completed by the end of 2001. Certain severance payments owed to individuals terminated late in the fourth quarter of 2001 have been included in accrued liabilities and will be paid in their entirety during the first quarter of 2002. The closure of non-strategic facilities is not anticipated to have a significant impact on future operations.

        The following table summarizes the 2000 restructuring charge and amounts utilized to carry out those plans:

	Employment Reductions	Shutdown of Facilities	Total
Balance at January 1, 2000	$—	$—	$—
Charges taken	50	3	53
Amounts utilized	—	(3)	(3)

Balance at December 31, 2000	$50	$—	$50

Charges taken	9	—	9
Amounts utilized	(59)	—	(59)

Balance at December 31, 2001	$—	$—	$—

        During the second quarter of 2000, Solutia completed plans to integrate Vianova Resins operations with Solutia's resins business and service organizations and recorded a liability of $11 million to accrue for costs of integration, in accordance with Emerging Issues Task Force Issue 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." The integration plans included employment reductions primarily from Vianova Resins service organizations located in more than 10 countries. In addition, the plans included amounts to shut down certain Vianova Resins sales offices. During the first half of 2001, Solutia completed the integration actions of shutting down certain Vianova Resins sales offices at a cost of approximately $1 million and reduced its workforce by approximately 130 positions at a cost of approximately $10 million.

        The following table summarizes the Vianova Resins integration costs and amounts utilized to carry out those plans:

	Employment Reductions	Shutdown of Facilities	Total
Balance at January 1, 2000	$—	$—	$—
Charges taken	10	1	11
Amounts utilized	(2)	—	(2)

Balance at December 31, 2000	$8	$1	$9

Amounts utilized	(8)	(1)	(9)

Balance at December 31, 2001	$—	$—	$—

        As part of the integration of Vianova Resins with Solutia's resins businesses, Solutia identified excess production capacity for certain Solutia resins products that will allow for the consolidation of production facilities. As a result, Solutia decided to exit its operations at the Port Plastics site in Addyston, Ohio. An $8 million ($5 million aftertax) charge to cost of goods sold was recorded in the second quarter of 2000 to carry out the exit plan. The charge included $2 million to write down plant assets to their fair value of approximately $1 million, $2 million of dismantling costs and $4 million of estimated costs for which Solutia is contractually obligated under an operating agreement. Fair value was determined by discounting future cash flows using an appropriate discount rate. Under the operating agreement, Solutia is required to provide 24 months notice of intent to exit and to pay contractually obligated costs for an additional 18 months thereafter to a third-party operator. The contractually obligated costs represent direct manufacturing, overhead, utilities and severance. The financial impact will not be material to Solutia as production will be shifted to other production facilities.

        The following table summarizes the 2000 restructuring charge and amounts utilized to carry out those plans:

	Shutdown of Facilities	Asset Writedowns	Other Costs	Total
Balance at January 1, 2000	$—	$—	$—	$—
Charges taken	2	2	4	8
Amounts utilized	—	(2)	—	(2)

Balance at December 31, 2000	$2	$—	$4	$6
Amounts utilized	—	—	—	—

Balance at December 31, 2001	$2	$—	$4	$6

        In February 1999, Integrated Nylon's ammonia unit experienced the failure of certain equipment critical to the production process. Based on an analysis of the economics of purchased ammonia and the cost to repair the equipment, Solutia decided to exit the ammonia business. A $28 million ($18 million aftertax) charge to cost of goods sold was recorded in the first quarter of 1999 to implement the exit plan. The charge included $2 million to write down the assets to their fair value of approximately $4 million, $4 million of dismantling costs and $22 million of costs for which Solutia is contractually obligated under an operating agreement. During the first quarter of 2000, Solutia entered into an agreement for the dismantling of those assets by a third-party and as a result, transferred the liability for dismantling to the third-party. During the third quarter of 2000, Solutia reached an agreement with the plant operator for the final settlement of the contractually obligated costs. As a result, Solutia transferred the liability for the contractually obligated costs to accrued liabilities. Net sales for the ammonia business were $1 million for the year ended December 31, 1999. Operating income for that period was minimal.

        The following table summarizes the 1999 restructuring charge and amounts utilized to carry out those plans:

	Shutdown of Facilities	Asset Writedowns	Other Costs	Total
Balance at January 1, 1999	$—	$—	$—	$—
Charges taken	4	2	22	28
Amounts utilized	—	(2)	(6)	(8)

Balance at December 31, 1999	$4	$—	$16	$20

Amounts utilized	(4)	—	(16)	(20)

Balance at December 31, 2000	$—	$—	$—	$—

4.    Asset Impairments

        During the fourth quarter of 2000, Solutia recorded a $76 million ($47 million aftertax) impairment charge to cost of goods sold primarily to write down certain non-performing and non-strategic fiber spinning, drawing and packaging equipment which supports several of Integrated Nylon's product lines. Solutia also recorded an impairment charge to cost of goods sold of $15 million ($10 million aftertax) to write down chlorobenzenes' production equipment in the Specialty Products segment. The impairments were indicated by 2000 operating losses and projections of continued losses primarily because of the noncompetitive cost positions these businesses have and the competitive market conditions that they face. The carrying values of the assets were written down as determined by discounting expected future cash flows, using an appropriate discount rate. The assumptions used in the cash flow projections were not materially different from the market conditions experienced in 2000. These conditions are not expected to improve significantly in the foreseeable future. The cash flow assumptions included a declining demand and market share combined with decreased operating margins. Lower operating margins reflect the non-competitive cost position of these businesses and the impact of lower selling prices associated with an extremely competitive operating environment.

        During the second quarter of 2000, Solutia recorded a $6 million ($4 million aftertax) impairment charge to administrative expenses for the write down of capitalized software costs related to the formation of the Astaris joint venture. The software had previously been fully dedicated to Solutia's Phosphorus Derivatives business. Impairment was indicated by a significant change in the extent and manner in which Astaris was expected to utilize the asset under a transition services agreement. The carrying value of the asset was written down to its estimated fair value, as determined by discounting expected future cash flows, using an appropriate discount rate.

        An impairment charge of $6 million ($4 million aftertax) was recorded in the first quarter of 1999 to cost of goods sold primarily to write down a bulk continuous filament spinning machine as a result of management's decision to shut down the equipment due to a noncompetitive cost position. The adjusted carrying value of the machine was $0.5 million at the time of the write down. The charge was due to a review under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Assets to Be Disposed Of," which indicated that the carrying amount of the assets exceeded the identifiable, undiscounted cash flows related to the assets. Fair value of the assets was determined based on estimates of market prices for the machinery. Operating income derived from the machinery was minimal in the year ended December 31, 1999.

5.    Risk Management Activities

        Effective January 1, 2001, Solutia adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The cumulative effect of adopting SFAS No. 133 as of January 1, 2001, resulted in a cumulative addition to other comprehensive income (loss) of $2 million aftertax, principally attributable to unrealized gains in commodity cash flow hedges.

        Solutia's business operations give rise to market risk exposures that result from changes in currency exchange rates, interest rates and certain commodity prices. To manage the volatility relating to these exposures, Solutia enters into various hedging transactions that enable it to alleviate the adverse effects of financial market risk. Designation is performed on a specific exposure basis to support hedge accounting. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged. Solutia's hedging transactions are carried out under policies and procedures approved by the Audit and Finance Committee of the Board of Directors, which do not permit the purchase or holding of any derivative financial instruments for trading purposes.

  Foreign Currency Exchange Rate Risk

        Solutia manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. Solutia uses foreign currency hedging instruments to manage the volatility associated with foreign currency purchases of materials and other assets and liabilities created in the normal course of business. Solutia primarily uses forward exchange contracts and purchased options to hedge these risks with maturities of less than 18 months.

        Solutia also enters into certain foreign currency derivative instruments primarily to protect against exposure related to intercompany financing transactions. Solutia has chosen not to designate these instruments as hedges and to allow the gains and losses that arise from marking the contracts to market to be recorded in other income (expense)—net in the period. The net impact of the related gains and losses was not material.

        In addition, Solutia uses forward exchange contracts which are designated and qualify as cash flow hedges. These are intended to offset the effect of exchange rate fluctuations on certain forecasted equipment purchases. Gains and losses on these instruments to the extent that the hedge is effective are deferred in other comprehensive income (loss) until the related depreciation of equipment purchased is recognized in earnings. The earnings impact is reported in cost of goods sold to match the classification of depreciation. At December 31, 2001, all hedges were determined to be effective.

        No cash flow hedges were discontinued during the year due to changes in expectations on the original forecasted transactions. Foreign currency hedging activity is not material to Solutia's financial statements.

  Interest Rate Risk

        Interest rate risk is primarily related to the changes in fair value of fixed-rate long-term debt and short-term, floating rate debt. Solutia believes its current debt structure appropriately protects the Company from changes in interest rates and is not actively using any contracts to manage interest rate risk.

  Commodity Price Risk

        Certain raw materials and energy sources used by Solutia are subject to price volatility caused by weather, crude oil prices, supply conditions, political and economic variables and other unpredictable factors. Solutia periodically uses forward and option contracts to manage the volatility related to anticipated energy and raw material purchases with maturities up to 18 months. These market instruments are designated as cash flow hedges. The mark-to-market gain or loss on qualifying hedges is included in other comprehensive income (loss) to the extent effective, and reclassified into cost of goods sold in the period during which the hedged transaction affects earnings. The mark-to-market gains or losses on ineffective portions of hedges are recognized in cost of goods sold immediately. For the year ended December 31, 2001, the net impact on other comprehensive income (loss) included approximately $4 million aftertax for unrealized losses on cash flow hedges partially offset by reclassifications out of other comprehensive income (loss) of approximately $1 million aftertax for realized losses on cash flow hedges. Solutia estimates that approximately $2 million of existing net unrealized losses will be reclassified to cost of goods sold within 12 months.

  Credit Risk

        Credit risk arising from the inability of a counterparty to meet the terms of Solutia's financial instrument contracts is generally limited to the amounts, if any, by which the counterparty's obligations exceed the obligations of the Company. It is Solutia's policy to enter into financial instruments with a diversity of creditworthy counterparties. Therefore, Solutia does not expect to incur material credit losses on its risk management or other financial statement instruments.

6.    Investments in Affiliates

        In January of 2002, Solutia signed an agreement to sell its 50 percent interest in the Advanced Elastomer Systems joint venture to ExxonMobil Chemical Company, a division of Exxon Mobil Corporation and Exxon Chemical Asset Management Partnership, a subsidiary of Exxon Mobil Corporation for approximately $100 million. The sale is expected to close during the first quarter of 2002 and result in a modest gain. Solutia will use the net sales proceeds to pay down debt.

        In April 2000, Astaris LLC, a joint venture between Solutia and FMC Corporation, started operations to manufacture and market phosphorus chemicals. Solutia contributed its Phosphorus Derivatives business to the joint venture in exchange for a 50 percent ownership share. Net assets contributed to the venture totaled approximately $87 million. During the third quarter of 2000, Solutia received $85 million from Astaris representing a cash distribution and repayment of working capital loans. In connection with the external financing agreement for Astaris completed during the third quarter of 2000, Solutia contractually agreed to provide Astaris with funding in the event the joint venture fails to meet certain financial benchmarks. During 2001, Solutia contributed $31 million to Astaris under this agreement. Solutia anticipates a contribution of up to $25 million will be required in 2002.

        At December 31, 2001, Solutia's investments in affiliates consisted principally of its 50 percent interests in the Flexsys, Advanced Elastomers Systems and Astaris joint ventures for which Solutia uses the equity method of accounting. Solutia received dividends from affiliates of approximately $30 million in 2001, $45 million in 2000 and $60 million in 1999. Summarized combined financial information for 100 percent of the Flexsys, AES and Astaris joint ventures is as follows:

	2001	2000	1999
Results of operations:
Net sales	$1,241	$1,247	$869
Gross profit	226	327	267
Operating income (loss)	(63)	138	108
Net income (loss)	(48)	95	85
Financial position:
Current assets	$493	$552
Noncurrent assets	768	744
Current liabilities	498	347
Noncurrent liabilities	205	334

7.    Inventory Valuation

        The components of inventories were:

	2001	2000
Finished goods	$209	$305
Goods in process	107	105
Raw materials and supplies	100	108

Inventories, at FIFO cost	416	518
Excess of FIFO over LIFO cost	(113)	(161)

Total	$303	$357

        Inventories at FIFO approximate current cost. The effects of LIFO inventory liquidations were not significant.

8.    Income Taxes

        The components of income (loss) before income taxes were:

	2001	2000	1999
United States	$(154)	$(23)	$224
Outside United States	77	64	79

Total	$(77)	$41	$303

        The components of income tax expense (benefit) charged to operations were:

	2001	2000	1999
Current:
U.S. federal	$(30)	$(63)	$48
U.S. state	—	(2)	6
Outside United States	46	34	20

	16	(31)	74

Deferred:
U.S. federal	(3)	46	18
U.S. state	(13)	(7)	—
Outside United States	(18)	(16)	5

	(34)	23	23

Total	$(18)	$(8)	$97

        During 2000, Germany reduced its corporate tax rate effective January 1, 2001. In accordance with SFAS No. 109, "Accounting for Income Taxes," Solutia recognized $7 million of income to record the net effect of the change on deferred income tax assets and liabilities. This adjustment is included as part of the deferred tax provision above.

        Factors causing Solutia's effective tax rate to differ from the U.S. federal statutory rate were:

	2001	2000	1999
U.S. federal statutory rate	(35)%	35%	35%
U.S. state income taxes	(11)	(15)	2
Tax benefit of foreign sales corporation	(2)	(13)	(2)
Taxes related to foreign income, net of credits	(11)	(17)	(1)
Valuation allowances	25	32	—
Income from equity affiliates recorded net of tax	4	(37)	(4)
Other	7	(6)	2

Effective Income Tax Rate	(23)%	(21)%	32%

        Deferred income tax balances were related to:

	2001	2000
Property	$(200)	$(173)
Postretirement benefits	369	377
Restructuring reserves	3	29
Environmental liabilities	67	64
Intangible assets	(59)	(66)
Inventory	17	—
Tax credit carryforward	54	—
Valuation allowances	(32)	(13)
Net operating losses	31	9
Other	32	(30)

Net Deferred Tax Assets	$282	$197

        At December 31, 2001, foreign tax credit carryforwards available to reduce possible future U.S. income taxes amounted to approximately $54 million, all of which will expire in 2004 through 2006. Valuation allowances have been provided for the foreign tax credit carryforwards that are not likely to be utilized. At December 31, 2001, various state and foreign net operating loss carryforwards are available to offset future taxable income. These net operating losses expire in years after 2004 or have an indefinite carryforward period. Income taxes and remittance taxes have not been recorded on $92 million in undistributed earnings of subsidiaries, either because any taxes on dividends would be offset substantially by foreign tax credits or because Solutia intends to reinvest those earnings indefinitely. It is not practicable to estimate the tax effect of remitting these earnings to the United States.

9.    Debt Obligations

        Solutia's debt obligations include borrowings against the $800 million, five-year revolving credit facility ($800 million facility) with a syndicate of commercial banks, notes and debentures. The weighted average interest rate on total debt outstanding at December 31, 2001, was 6.1 percent and was 6.7 percent at December 31, 2000.

  Debt Maturing in One Year

        At December 31, 2001, debt maturing in one year consisted of borrowings of $533 million from the $800 million facility and $150 million of 6.5 percent notes due in October of 2002. Weighted average interest rates on borrowings from the $800 million facility were 4.5 percent during 2001. Weighted average interest rates on commercial paper balances were 6.6 percent during 2000 and 5.5 percent in 1999. The $800 million facility is available for working capital, commercial paper support and other general corporate purposes. The $800 million facility expires in August of 2002.

        The $800 million facility contains various covenants that, among other things, restrict Solutia's ability to merge with another entity and require Solutia to meet certain leverage and interest coverage ratios. During the first quarter of 2001, Solutia completed an amendment of the $800 million facility that modified the financial covenants. A 60-day waiver of the financial covenants was received on September 17, 2001, for the third quarter of 2001. Without the waiver, Solutia would not have been in compliance with the leverage coverage ratio. In November 2001, Solutia completed an amendment of the $800 million facility that modified financial covenants and collateralized borrowings. Four domestic subsidiaries are guarantors of the amended facility. Borrowings under the amended facility are secured by liens on Solutia's inventory and receivables and those of its material domestic subsidiaries and one foreign subsidiary, pledges of 65 percent of the voting stock of two foreign subsidiaries and a lien on specified principal properties. The aggregate amount of Solutia's obligations entitled to the benefit of the lien on specified properties will not exceed $236 million. Solutia does not anticipate that future borrowings will be significantly limited by the terms of these amendments.

        The $800 million credit facility expires in August of 2002 and $150 million of 6.5 percent notes mature in October of 2002. Solutia plans to refinance the $800 million facility with a combination of unsecured long-term notes, a secured term loan and a revolving credit facility. Interest rates will be commensurate with Solutia's credit rating. Proceeds of the refinancing will be used to repay outstanding borrowings under the $800 million facility and $150 million of 6.5 percent notes and for other general corporate purposes. The refinancing is expected to be completed in the first half of 2002. Inability to complete this refinancing or a similar financing vehicle prior to August 2002 would have a material adverse affect on Solutia's liquidity.

  Long-Term Debt

        Long-term debt consisted of the following:

	2001	2000
6.5% notes due 2002	$150	$150
7.375% debentures due 2027	300	300
6.72% debentures due 2037	150	150
6.25% euro notes due 2005	177	186
Other	3	1
Unamortized debt discount	(3)	(3)

	777	784
Less: Current portion of long-term debt	(150)	—

Total	$627	$784

        The notes and debentures are unsecured obligations. Interest is payable semiannually, on April 15 and October 15 of each year. The holders of the 2037 debentures have the right to require repayment on October 15, 2004. The notes and debentures contain provisions that, among other things, restrict Solutia's ability to create liens on assets and its ability to enter into sale and leaseback transactions.

10.    Fair Values of Financial Instruments

        The estimated fair value of Solutia's long-term debt was $553 million as of December 31, 2001, and $685 million as of December 31, 2000. These estimates compare with the recorded amount of $627 million in 2001 and $784 million in 2000.

        The recorded amounts of cash, trade receivables, third-party guarantees, accounts payable and short-term debt approximate their fair values at both December 31, 2001, and December 31, 2000. The estimated fair value of the Company's foreign currency forward contracts on intercompany financing transactions and natural gas contracts was approximately $5 million at December 31, 2001. Notional amounts for purchase contracts were $308 million at December 31, 2001, and $286 million at December 31, 2000, and for sell contracts the notional amounts were $301 million at December 31, 2001, and $265 million at December 31, 2000.

        Fair values are estimated by the use of quoted market prices, estimates obtained from brokers and other appropriate valuation techniques and are based upon information available as of December 31, 2001, and December 31, 2000. The fair-value estimates do not necessarily reflect the values Solutia could realize in the current market.

11.    Postretirement Benefits

        Pension benefits are based on the employee's age, years of service and/or compensation level. The qualified pension plan is funded in accordance with Solutia's long-range projections of the plan's financial conditions. These projections take into account benefits earned and expected to be earned, anticipated returns on pension plan assets and income tax and other regulations. Prior to the spinoff, the majority of Solutia's employees participated in Monsanto's noncontributory pension plans. In conjunction with the spinoff, Solutia assumed pension liabilities and received related assets from those plans for its applicable active employees and for certain former employees who left Monsanto in earlier years.

        The majority of Solutia's employees also participate in benefit programs that provide certain health care and life insurance benefits for retired employees. Substantially all regular, full-time U.S. employees and certain employees in other countries may become eligible for these benefits if they reach retirement age while employed by Solutia and have the required years of service. These postretirement benefits are unfunded and are generally based on the employee's age, years of service and/or compensation level. The costs of postretirement benefits are accrued by the date the employees become eligible for the benefits. In connection with the spinoff, Solutia assumed retiree medical liabilities for its applicable active employees and for approximately two-thirds of the retired U.S. employees of Monsanto.

        For 2001, 2000, and 1999, Solutia's pension and healthcare and other benefit costs were as follows:

	Pension Benefits			Healthcare and Other Benefits
	2001	2000	1999	2001	2000	1999
Service costs for benefits earned	$31	$32	$38	$10	$10	$11
Interest cost on benefit obligation	123	131	132	53	53	49
Assumed return on plan assets	(145)	(144)	(153)	—	—	—
Prior service costs	21	21	21	(15)	(18)	(18)
Transition asset	(2)	(10)	(10)	—	—	—
Recognized net (gain)/loss	(8)	4	(3)	10	7	6
Settlement	1	(23)	—	—	—	—

Total	$21	$11	$25	$58	$52	$48

        Components of the changes in fair value of plan assets, changes in the benefit obligation and the funding status of Solutia's postretirement plans were as follows:

	Pension Benefits		Healthcare and Other Benefits
	2001	2000	2001	2000
Changes in Fair Value of Plan Assets
Fair value of plan assets at January 1	$1,724	$1,973	$—	$—
Actual return on plan assets	(81)	92	—	—
Employer contributions	6	22	—	—
Settlements	—	(37)	—	—
Benefits paid	(265)	(326)	—	—

Fair value of plan assets at December 31	$1,384	$1,724	$—	$—

Changes in Benefit Obligation
Benefit obligation at January 1	$1,746	$1,833	$732	$720
Service costs	31	32	10	10
Interest cost	123	131	53	53
Participant contributions	—	—	9	7
Actuarial losses	69	111	79	51
Settlements	—	(37)	—	(17)
Benefits paid	(265)	(326)	(95)	(92)
Plan amendments	2	2	19	—

Benefit obligation at December 31	$1,706	$1,746	$807	$732

        Plan assets consist principally of common stocks and U.S. government and corporate obligations. Contributions to the pension benefit plans were neither required nor made in 2001 and 2000 because Solutia's principal pension plan is adequately funded, using assumed returns.

        The funded status of Solutia's postretirement benefit plans at December 31, 2001, and 2000 was as follows:

	Pension Benefits		Healthcare and Other Benefits
	2001	2000	2001	2000
Funded Status	$(322)	$(22)	$(807)	$(732)
Unrecognized actuarial (gain)/loss	8	(294)	136	65
Unrecognized prior service costs	115	135	(107)	(141)
Additional liability	(39)	(13)	—	—
Unrecognized transition (gain)/loss	—	(5)	—	—

Accrued net liability at December 31	$(238)	$(199)	$(778)	$(808)

        The accrued net liability was included in:

	Pension Benefits		Healthcare and Other Benefits
	2001	2000	2001	2000
Current postretirement liabilities	$—	$—	$(82)	$(78)
Long-term postretirement liabilities	(251)	(211)	(696)	(730)
Less: Other assets	13	12	—	—

Accrued net liability	$(238)	$(199)	$(778)	$(808)

        Certain of Solutia's pension benefit plans are unfunded and therefore have accumulated benefit obligations in excess of plan assets. Information regarding these unfunded plans was as follows:

	2001	2000
Projected benefit obligation	$24	$25
Accumulated benefit obligation	22	23
Fair value of plan assets	—	—

        The significant actuarial assumptions used to estimate the projected benefit obligation for the Company's principal pension, healthcare and other benefit plans were as follows:

	Pension Benefits		Healthcare and Other Benefits
	2001	2000	2001	2000
Discount rate	7.00%	7.25%	7.00%	7.25%
Assumed long-term rate of return on plan assets	9.50%	9.50%	—	—
Annual rates of salary increase (for plans that base benefits on final compensation level)	4.00%	4.25%	—	—
Assumed trend rate for healthcare costs	—	—	5.25%	5.00%
Ultimate trend rate for healthcare costs	—	—	5.25%	5.00%

        A 1 percent change in the assumed health care cost trend rates would have the following effect as of December 31, 2001:

	1-Percentage- Point Increase	1-Percentage- Point Decrease
Effect on total service and interest cost components	$1	$(1)
Effect on postretirement benefit obligation	9	(10)

12.    Employee Savings Plans

        In connection with the spinoff, Monsanto common stock held by the Monsanto Employee Stock Ownership Plan (ESOP) and related Monsanto ESOP borrowings were allocated between Solutia and Monsanto. As a result of this allocation, Solutia received 2.4 million shares of Monsanto common stock and assumed $29 million of ESOP debt to third parties. Simultaneously, Solutia created its own ESOP, established a trust to hold the Monsanto shares, and issued a $29 million loan to the trust. The trust used the proceeds of the loan to repay the assumed third-party debt. Subsequent to the spinoff, the ESOP trust was required by government regulations to divest its holdings of Monsanto common stock and to use the proceeds to acquire Solutia common stock. The divestiture of Monsanto common stock and the purchase of Solutia common stock were completed in early 1998. At inception, the trust held 10,737,097 shares of Solutia common stock. As of December 31, 2001, there have been 10,303,561 shares allocated to participants.

        Substantially all U.S. employees of Solutia are eligible to participate in the Solutia Inc. Savings and Investment Plan, a 401(k) plan. Shares held in the ESOP are used to make Solutia's matching contribution to eligible participants' accounts under this plan. The number of shares released is computed on each pay date based on a formula that considers the participant contribution, the Solutia matching rate, and Solutia's closing stock price. Shares allocated to participant accounts totaled 1,160,203 shares in 2001, 1,314,341 shares in 2000, and 979,439 shares in 1999, leaving 433,536 unallocated shares as of December 31, 2001. The value of these contributions was $15 million in 2001, $17 million in 2000, and $18 million in 1999. Solutia will fulfill future matching obligations with remaining unallocated shares in the ESOP and the use of treasury stock or open market purchases of the Company's stock. Unallocated shares held by the ESOP are considered outstanding for earnings (loss) per share calculations. Compensation expense is equal to the cost of the shares allocated to participants, less dividends paid on the shares held by the ESOP. Information regarding the ESOP follows:

	2001	2000	1999
Total ESOP expense	$8	$10	$8
Interest portion of total ESOP expense	1	1	2
Cash contributions	7	10	10

13.    Stock Option Plans

        Solutia has two stock-based incentive plans under which awards are being granted to officers and employees, the Solutia Inc. 2000 Stock-Based Incentive Plan and the Solutia Inc. 1997 Stock-Based Incentive Plan. The 2000 plan authorizes up to 5,400,000, and the 1997 plan up to 7,800,000, shares of Solutia common stock for grants of non-qualified and incentive stock options, stock appreciation rights, restricted stock awards and bonus stock awards. The shares used may be newly issued shares, treasury shares or a combination. Under both plans, the exercise price of a stock option must be no less than the fair market value of Solutia's common stock on the option grant date. Additionally, the plans provide that the term of any stock option granted may not exceed 10 years. At December 31, 2001, approximately 3,101,380 shares from the 2000 plan and 139,731 shares from the 1997 plan remained available for grants.

        During 2001, non-qualified options to purchase 468,000 shares of Solutia common stock were granted under the plans to current executive officers and other senior executives as a group, and non-qualified stock options to purchase 1,269,250 shares were granted to other employees at an average exercise price of $13.68 per share. Total shares covered by options granted under the plans to current executive officers and other senior executives as a group totaled 2,567,000 and other employees totaled 7,900,518, through December 31, 2001. The options granted to Solutia's executive officers and other senior executives are primarily performance options that become exercisable upon the earlier of achievement of specified share price targets or the ninth anniversary of the option grant. The options granted to the other management employees are time-based. They generally become exercisable in thirds, one-third on each of the first three anniversaries of the option grant date.

        The Solutia Inc. Non-Employee Director Compensation Plan provides incentives to non-employee members of Solutia's board of directors. This plan authorizes up to 400,000 shares for grants of non-qualified stock options and for grants of deferred shares in payment of all or a portion of the annual retainer for the non-employee directors. Only treasury shares may be used. Under this plan, the exercise price of a stock option must be no less than the fair market value of Solutia's common stock on the grant date and the term of any stock option granted under the plan may not exceed 10 years. At December 31, 2001, 236,551 shares of Solutia's common stock remained available for grants under the plan. Shares covered by options granted to non-employee directors totaled 25,167 in 2001, 25,167 in 2000, and 34,333 in 1999.

        As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," Solutia has elected to continue following the guidance of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized for Solutia's option plans. Had the determination of compensation cost for these plans been based on the fair value at the grant dates for awards under these plans, consistent with the method of SFAS No. 123, Solutia's net income (loss) would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net Income (loss):
As reported	$(59)	$49	$206
Pro forma	(67)	42	187
Diluted earnings (loss) per share:
As reported	$(0.57)	$0.46	$1.80
Pro forma	(0.64)	0.39	1.63

        Compensation expense resulting from the fair value method of SFAS No. 123 may not be representative of compensation expense to be incurred on a pro forma basis in future years. The fair value of each option grant is estimated on the date of grant by use of the Black-Scholes option-pricing model.

        The following weighted-average assumptions were used for grants of Solutia options in 2001, 2000 and 1999:

	2001	2000	1999
Expected dividend yield	0.2%	0.2%	0.2%
Expected volatility	40.0%	34.0%	34.0%
Risk-free interest rates	4.6%	5.8%	6.0%
Expected option lives (years)	5.0	5.0	5.0

        The weighted-average fair values of options granted were $5.57 in 2001, $5.30 in 2000, and $8.05 in 1999.

        A summary of the status of Solutia's stock option plans for years ended December 31, 2001, 2000 and 1999 follows:

		Outstanding
	Exercisable Shares	Shares	Weighted-Average Exercise Price
December 31, 1998	17,116,842	25,857,105	$14.79

Granted		2,054,658	$20.61
Exercised		(678,710)	10.93
Expired		(495,232)	18.43

December 31, 1999	18,852,246	26,737,821	$15.27

Granted		1,912,043	$13.98
Exercised		(379,687)	6.74
Expired		(1,279,514)	17.21

December 31, 2000	23,590,921	26,990,663	$15.21

Granted		1,762,417	$13.68
Exercised		(1,796,038)	6.14
Expired		(1,278,013)	16.32

December 31, 2001	21,993,759	25,679,029	$15.68

        The following table summarizes information about stock options outstanding at December 31, 2001:

  Options Outstanding:

Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$3 to 7	2,650,148	1.8	$5.97
8 to 11	58,246	6.6	10.80
12 to 15	4,425,852	7.9	13.52
16 to 18	12,430,225	5.0	16.43
19 to 22	5,888,303	6.3	19.69
23 to 29	226,255	6.4	27.65

$3 to 29	25,679,029	5.5	$15.68

  Options Exercisable:

Range of Exercise Prices	Shares	Weighted-Average Exercise Price
$3 to 7	2,650,148	$5.97
8 to 11	33,967	10.11
12 to 15	1,581,669	12.98
16 to 18	12,430,225	16.43
19 to 22	5,079,495	19.58
23 to 29	218,255	27.61

$3 to 29	21,993,759	$15.75

14.    Capital Stock

        Solutia's board of directors declared a dividend of one preferred stock purchase right for each share of Solutia's common stock issued in the distribution of shares by Monsanto to its shareholders on the effective date of the spinoff and authorized the issuance of one right for each share of common stock issued after the effective date of the spinoff until the earlier of the date the rights become exercisable and the termination date of the rights plan. If a person or group acquires beneficial ownership of 20 percent or more, or announces a tender offer that would result in beneficial ownership of 20 percent or more, of Solutia's outstanding common stock, the rights become exercisable. Then, for every right held, the owner will be entitled to purchase one one-hundredth of a share of a series of preferred stock for $125. If Solutia is acquired in a business combination transaction while the rights are outstanding, for every right held, the holder will be entitled to purchase, for $125, common shares of the acquiring company having a market value of $250. In addition, if a person or group acquires beneficial ownership of 20 percent or more of Solutia's outstanding common stock, for every right held, the holder (other than such person or members of such group) will be entitled to purchase, for $125, a number of shares of Solutia's common stock having a market value of $250. Furthermore, at any time after a person or group acquires beneficial ownership of 20 percent or more (but less than 50 percent) of Solutia's outstanding common stock, Solutia's board of directors may, at its option, exchange part or all of the rights (other than rights held by the acquiring person or group) for shares of Solutia's common stock on a one-share-for-every-one-right basis. At any time prior to the acquisition of such a 20 percent position, Solutia can redeem each right for $0.01. The board of directors is also authorized to reduce the aforementioned 20 percent thresholds to not less than 10 percent. The rights expire in the year 2007.

        The Company has 10 million shares of preferred stock, par value $0.01 per share, authorized. As of December 31, 2001, there were no preferred shares issued or outstanding.

15.    Commitments and Contingencies

        Commitments, principally in connection with uncompleted additions to property, were approximately $8 million at December 31, 2001. Solutia was contingently liable as a guarantor principally in connection with bank loans totaling approximately $9 million at December 31, 2001. In addition, as of December 31, 2001, the Company was contingently liable under letters of credit, primarily related to environmental remediation, totaling $65 million. Solutia's future minimum payments under noncancelable operating leases and unconditional purchase obligations are $21 million for 2002, $22 million for 2003, $20 million for 2004, $18 million for 2005, $16 million for 2006, and $100 million thereafter.

        Solutia has entered into agreements with customers to supply a guaranteed quantity of certain products annually at prices specified in the agreements. In return, the customers have advanced funds to Solutia to cover the costs of expanding capacity to provide the guaranteed supply. Solutia has recorded the advances as deferred credits and amortizes the amounts to income as the customers purchase the products. The unamortized deferred credits were approximately $175 million at December 31, 2001, and approximately $171 million at December 31, 2000.

        In connection with the completion of the external financing agreement for Astaris which expires in September of 2005, Solutia contractually agreed to provide Astaris with funding in the event the joint venture fails to meet certain financial benchmarks. During 2001, Solutia contributed $31 million to the joint venture under this agreement. Solutia anticipates a contribution of up to $25 million will be required in 2002. Solutia believes that this obligation is not likely to have a significant impact on its consolidated financial position, liquidity or profitability.

        In 1993, a co-generation facility was constructed at the Pensacola, Florida manufacturing site to provide the plant with electricity and steam. Solutia financed the construction by placing the co-generation facility in a trust that was funded by a syndicate of commercial banks. Solutia makes monthly operating lease payments and the lease term expires in August 2002. Solutia expects to exercise its option to purchase the co-generation facility from the trust for approximately $32 million with proceeds from the anticipated refinancing during 2002.

        The more significant concentrations in Solutia's trade receivables at year-end were:

	2001	2000
U.S. chemical industry	$53	$51
U.S. carpet industry	33	42
European glass industry	39	38
European chemical industry	81	101

        Management does not anticipate losses on its trade receivables in excess of established allowances.

        Solutia's Statement of Consolidated Financial Position included accrued liabilities of $173 million at December 31, 2001, and $181 million at December 31, 2000, for the remediation of identified waste disposal sites. Expenditures related to remediation activities were $40 million in 2001, $29 million in 2000 and $22 million in 1999. Solutia expects to incur expenditures in the range of $30 million to $40 million annually for remediation activities for the foreseeable future.

        Uncertainties related to all of Solutia's environmental liabilities include evolving government policy and regulations, the method and extent of remediation and future changes in technology. Because of these uncertainties, Solutia estimates that potential future expenses associated with these liabilities could be an additional $20 million to $30 million. Although the ultimate costs and results of remediation of contaminated sites cannot be predicted with certainty, they are not expected to have a material, adverse effect on Solutia's consolidated financial position, liquidity or profitability in any one year.

        On April 14, 2001, Solutia reached an agreement to settle the claims brought by 1,596 plaintiffs in one of the actions pending in the U.S. District Court for the Northern District of Alabama. The settlement agreement was approved by the court and did not have a material adverse effect on Solutia's consolidated financial position, liquidity or profitability.

        A mechanics' lien in the amount of approximately $42 million was filed on the Chocolate Bayou plant in Alvin, Texas. This lien arises out of a dispute with the contractor, Fluor Daniel, over the construction of Solutia's new acrylonitrile plant. The contractor also alleges a constitutional lien on such property pursuant to the Texas Constitution.

        On October 12, 2000, the printing ink resins unit and a small phenolics production unit at Wiesbaden, Germany were severely damaged by an explosion and fire. No fatalities, serious injuries or environmental damage resulted from the incident. During the first quarter of 2001, Solutia finalized insurance recoveries and, accordingly, recognized a $28 million gain ($17 million aftertax) in other income (expense)—net from the insurance settlements in excess of the net book value of the plant assets and associated losses.

        During the first quarter of 1999, Solutia recorded a $29 million ($18 million aftertax) charge to cost of goods sold to increase reserves related to the anticipated settlement of two lawsuits brought against Monsanto, for which Solutia assumed responsibility in the 1997 spinoff from Monsanto, relating to the alleged discharge of polychlorinated biphenyls ("PCBs") from the Anniston, Alabama plant site, and to environmental remediation of the allegedly affected areas. During the third quarter of 2000, Solutia paid approximately $23 million for the settlement of these actions. The remainder of the reserve was established to cover costs associated with environmental remediation of the allegedly affected areas.

        Because of the size and nature of its business, Solutia is a party to numerous legal proceedings. Most of these proceedings have arisen in the ordinary course of business and involve claims for money damages. In addition, at the time of the spinoff, Solutia assumed from Monsanto, under the Distribution Agreement, liabilities related to specified legal proceedings. As a result, although Monsanto remains the named defendant, Solutia is required to manage the litigation and indemnify

Monsanto for costs, expenses and judgments arising from the litigation. Such matters arise out of the normal course of business and relate to product liability; government regulation, including environmental issues; employee relations and other issues. Certain of the lawsuits and claims seek damages in very large amounts. Although the results of litigation cannot be predicted with certainty, management's belief is that the final outcome of such litigation, except as noted below, will not have a material adverse effect on Solutia's consolidated financial position, liquidity or profitability in any one year.

        Monsanto manufactured PCBs at the Anniston, Alabama plant from 1935 to 1971. Solutia is defending a number of actions in state and federal court in Alabama relating to the alleged emission of PCBs and other allegedly hazardous materials from that plant. Plaintiffs claim to suffer from various personal injuries and are allegedly fearful of future illness. Some claim property damage. To date we have settled approximately 5,900 PCB claims relating to Anniston. Four cases originally filed on behalf of approximately 3,500 plaintiffs were consolidated and a trial of the claims of 16 individuals and one business from that group of plaintiffs is in progress. Plaintiffs in the current trial are claiming property damage and mental anguish and are seeking compensatory and punitive damages and injunctive relief. The jury in that case has returned a verdict finding Solutia liable to plaintiffs on theories of negligence, wantonness, suppression, nuisance, trespass and outrage. The issue of damages has not yet been submitted to the jury. The jury also determined that the circumstances in Anniston constitute a public nuisance. The Alabama Attorney General and the District Attorneys in four counties around Anniston intervened in this matter as plaintiffs for the public nuisance count. They seek an order compelling Solutia to pay for a study of the impact of PCBs in the area, and formulating a plan and setting a schedule for cleanup. In addition, the Alabama Department of Environmental Management intervened in this matter to assure that any decision reached has a sound scientific basis. Another Anniston case pending in federal court in Birmingham, Alabama, filed on behalf of 1,116 minor plaintiffs, now involves approximately 15,000 adult and minor plaintiffs. Those plaintiffs claim to suffer unspecified injuries and assert their right to medical monitoring and testing, and seek compensatory and punitive damages in unspecified amounts. The case is scheduled to go to trial in or after February 2003. Liability, if any, that may result from litigation against Solutia is not determinable. These cases are being vigorously defended. Management does not believe that the ultimate resolution of these cases will have a material adverse impact on its consolidated financial position or liquidity. However, it is possible that a resolution of these cases may have a material adverse impact on Solutia's net income in a given year, although it is impossible at this time to estimate the range or amount of any such liability.

16.    Supplemental Data

        Supplemental income statement data were:

	2001	2000	1999
Raw material and energy costs	$1,216	$1,300	$984
Employee compensation and benefits	779	824	728
Taxes other than income	119	113	92
Rent expense	37	38	26
Provision for doubtful accounts	11	11	—
Technological expenses:
Research and development	58	67	58
Engineering, commercial development and patent	8	24	22

Total technological expenses	66	91	80
Interest expense:
Total interest cost	92	101	53
Less capitalized interest	2	18	13

Net interest expense	90	83	40

17.    Segment and Geographic Data

        Effective January 1, 2001, Solutia reorganized its management structure from a centralized organization to a decentralized organization. This change redefined segment profitability as the costs for certain functional services, which were previously managed centrally, are now reflected in the operating segments. In addition, certain product groups have been moved between operating segments in recognition of the new management structure and related product management responsibilities. Financial data for prior periods have been restated to conform to the current presentation.

        Solutia's management is organized around four strategic business platforms: Performance Films, Resins and Additives, Specialties and Integrated Nylon. Resins and Additives and Specialties have been aggregated into the Specialty Products reportable segment because of their similar economic characteristics, as well as their similar products and services, production processes, types of customers and methods of distribution. Solutia's reportable segments and their major products are as follows:

Performance Films	Specialty Products	Integrated Nylon
SAFLEX® plastic interlayer KEEPSAFE®, SAFLEX INSIDE® (in Europe only) and KEEPSAFE MAXIMUM® glass for residential security and hurricane protection windows	Resins and additives, including ALFTALAT® polyester resins, RESIMENE® and MAPRENAL® crosslinkers, SYNTHACRYL® acrylic resins and GELVA® pressure-sensitive adhesives	Nylon intermediate "building block" chemicals

LLUMAR®, VISTA® and GILA® professional and after-market window films VANCEVA™ design enhanced security and sound attenuation films	Industrial products, including THERMINOL® heat transfer fluids, DEQUEST® water treatment chemicals, SKYDROL® hydraulic fluids and SKYKLEEN® cleaning fluids for aviation and chlorobenzenes	Merchant polymer and nylon extrusion polymers, including VYDYNE® and ASCEND® Carpet fibers, including the WEAR-DATED® and ULTRON® brands
Conductive and anti-reflective coated films and deep-dyed films	Pharmaceutical services, including process research, process development services, scale-up capabilities and small scale manufacturing for the pharmaceutical industry	Industrial nylon fibers ACRILAN® acrylic fibers for apparel, upholstery fabrics, craft yarns and other applications

        Accounting policies of the segments are the same as those used in the preparation of Solutia's consolidated financial statements. Solutia evaluates the performance of its operating segments based on segment earnings before interest expense and income taxes (EBIT), which includes marketing, administrative, technological, and amortization expenses and other non-recurring charges such as restructuring and asset impairment charges that can be directly attributable to the operating segment. Certain expenses and other items that are managed outside of the segments are excluded. These unallocated items consist primarily of corporate expenses, equity earnings (loss) from affiliates, interest expense, other income—net and expense items, and certain non-recurring items such as gains and losses on asset dispositions and restructuring charges that are not directly attributable to the operating segment. Solutia accounts for intersegment sales at agreed upon transfer prices. Intersegment sales are eliminated in consolidation. Segment assets consist primarily of customer receivables, raw materials and finished goods inventories, fixed assets, goodwill and identified intangible assets directly associated with the production processes of the segment (direct fixed assets). Segment depreciation and amortization are based upon direct tangible and intangible assets. Unallocated assets consist primarily of deferred taxes, certain investments in equity affiliates and indirect fixed assets.

        Solutia's 2001, 2000 and 1999 segment information follows:

	Year Ended December 31,
	2001			2000			1999
	Net Sales	Intersegment Sales	Profit	Net Sales	Intersegment Sales	Profit	Net Sales	Intersegment Sales	Profit
Segment:
Performance Films	$591	$—	$61	$692	$—	$106	$669	$—	$126
Specialty Products	918	—	77	1,004	—	32	760	2	119
Integrated Nylon	1,308	—	11	1,490	1	(29)	1,407	4	161

Segment totals	2,817	—	149	3,186	1	109	2,836	6	406
Reconciliation to consolidated totals:
Sales eliminations				(1)	(1)		(6)	(6)
Corporate expenses			(121)			(107)			(111)
Equity earnings (loss) from affiliates			(13)			37			38
Interest expense			(90)			(83)			(40)
Gain on sale of Polymer Modifiers business			—			73			—
Other income (expense)—net			(2)			12			10

Consolidated totals:
Net sales	$2,817	$—		$3,185	$—		$2,830	$—

Income (loss) before income taxes			$(77)			$41			$303

	Year Ended December 31,
	2001			2000			1999
	Assets	Capital Expen- ditures	Depreciation and Amortization	Assets	Capital Expen- ditures	Depreciation and Amortization	Assets	Capital Expen- ditures	Depreciation and Amortization
Segment:
Performance Films	$561	$39	$38	$565	$28	$44	$663	$21	$42
Specialty Products	1,076	35	59	1,144	31	61	1,274	20	29
Integrated Nylon	901	20	83	1,102	159	83	1,089	210	79

Segment totals	$2,538	$94	$180	$2,811	$218	$188	$3,026	$251	$150
Reconciliation to consolidated totals:
Unallocated amounts	870	—	4	770	3	3	744	6	1

Consolidated totals	$3,408	$94	$184	$3,581	$221	$191	$3,770	$257	$151

        Solutia's geographic information for 2001, 2000 and 1999 follows:

	Net Sales			Long-Lived Assets
	2001	2000	1999	2001	2000
U.S.	$1,618	$1,939	$1,992	$846	$899
Other countries	1,199	1,246	838	297	306

Consolidated totals	$2,817	$3,185	$2,830	$1,143	$1,205

18.    Quarterly Data—Unaudited

		First Quarter		Second Quarter		Third Quarter		Fourth Quarter			Total Year
Net Sales	2001 2000	$ $	747 846	$ $	737 834	$ $	690 774	$ $	643 731		$ $	2,817 3,185
Gross Profit (Loss)	2001 2000		128 199		128 158		129 143		44 (14)			429 486
Operating Income (Loss)	2001 2000		21 79		22 37		24 35		(73 (127	) )		(6 24)
Net Income (Loss)	2001 2000		22 51		13 4		7 78		(101 (84	) )		(59 49)
Basic Earnings (Loss) per Share	2001 2000		0.21 0.47		0.13 0.04		0.07 0.75		(0.97 (0.82	) )		(0.57 0.46)
Diluted Earnings (Loss) per Share	2001 2000		0.21 0.46		0.12 0.04		0.07 0.74		(0.97 (0.81	) )		(0.57 0.46)
Common Stock Price:
2001	High Low		14.85 12.06		15.07 12.03		14.14 11.25		14.28 11.71			15.07 11.25
2000	High Low		17.19 11.63		15.56 11.25		15.69 10.38		13.00 10.88			17.19 10.38

        Net income in the first quarter of 2001 includes an aftertax gain of $17 million from an insurance settlement associated with the explosion and fire that destroyed the Vianova printing inks and phenolics production facility in Wiesbaden, Germany. Net loss in the fourth quarter of 2001 includes aftertax charges of $96 million to cover Solutia's share of restructuring costs at its Astaris and Flexsys joint ventures, increases to environmental and self-insurance reserves, additional severance costs and the write down of certain non-performing assets.

        Net income in the second quarter of 2000 includes special net aftertax charges of $31 million principally associated with the formation and start-up of the Astaris joint venture and Solutia's share of restructuring and asset impairment charges recorded by the Flexsys joint venture. Net income in the third quarter of 2000 includes a $46 million aftertax gain on sale of the Polymer Modifiers business and income of $7 million recorded in income taxes related to changes in German income tax laws. Net loss in the fourth quarter of 2000 includes restructuring and asset impairment charges of $96 million aftertax.

        Under SFAS No. 128, "Earnings per Share," the quarterly and total year calculations of basic and diluted earnings (loss) per share are based on weighted average shares outstanding for that quarterly or total year period, respectively. As a result, the sum of diluted earnings (loss) per share for the quarterly periods may not equal total year earnings (loss) per share.

19.    Subsequent Event

  Goodwill and Other Intangible Assets

        Effective January 1, 2002, Solutia adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, Solutia discontinued the amortization of goodwill and identifiable intangible assets that have indefinite useful lives. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. Goodwill will be assessed annually for impairment. This statement also required certain intangible assets that did not meet the criteria for recognition apart from goodwill, to be subsumed into goodwill. During the quarter ended March 31, 2002, Solutia subsumed into goodwill $74 million of intangible assets net of related deferred tax liabilities representing assembled workforce and noncontractual customer relationships that did not meet the separability criteria under SFAS No. 141, "Business Combinations."

        Fair value measurements of the reporting units were estimated by a third-party specialist utilizing both an income and market multiple approach. Based on this analysis, Solutia recorded an impairment loss of $167 million for the Resins and Additives business in the Specialty Products segment due to declining estimates of future results given current economic and market conditions. This goodwill is non-deductible for tax purposes.

        Net income (loss) and earnings (loss) per share for the years ended December 31, 2001, 2000 and 1999 adjusted to exclude the non-amortization provisions of SFAS No. 142, net of tax, are as follows:

	2001	2000	1999
Net income (loss):
Net income (loss)	$(59)	$49	$206
Goodwill amortization	22	22	2
Subsumed intangible assets amortization	7	6	—
Trademark amortization	2	1	1
Equity method goodwill amortization	2	3	2

Adjusted net income (loss)	$(26)	$81	$211

	2001	2000	1999
Basic earnings (loss) per share:
Net income	$(0.57)	$0.46	$1.86
Goodwill amortization	0.21	0.21	0.02
Subsumed intangible assets amortization	0.07	0.05	—
Trademark amortization	0.02	0.01	0.01
Equity method goodwill amortization	0.02	0.03	0.01

Adjusted basic earnings (loss) per share	$(0.25)	$0.76	$1.90

	2001	2000	1999
Diluted earnings (loss) per share:
Net income	$(0.57)	$0.46	$1.80
Goodwill amortization	0.21	0.20	0.02
Subsumed intangible assets amortization	0.07	0.05	—
Trademark amortization	0.02	0.01	0.01
Equity method goodwill amortization	0.02	0.03	0.01
Adjusted diluted earnings (loss) per share	$(0.25)	$0.75	$1.84

20.    Subsequent Event

  Consolidating Condensed Financial Statements

        CP Films, Inc., Monchem, Inc., Monchem International, Inc., and Solutia Systems, Inc., wholly-owned subsidiaries of the Company, (Guarantors), will guarantee the senior secured notes to be issued in an anticipated offering. The Guarantors will fully and unconditionally guarantee the securities issued on a joint and several basis. The following consolidating condensed financial statements present, in separate columns, financial information for: Solutia Inc. on a parent only basis carrying its investment in subsidiaries under the equity method; Guarantors on a combined, or where appropriate, consolidated basis, carrying investments in subsidiaries who do not guarantee the debt (Non-Guarantors) under the equity method; Non-Guarantors on a combined, or where appropriate, consolidated basis; eliminating adjustments; and consolidated totals as of December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999. The eliminating adjustments primarily reflect intercompany transactions, such as interest income and expense, accounts receivable and payable, advances, short and long-term debt, royalties and profit in inventory eliminations. The Company has not presented separate financial statements and other disclosures concerning the Guarantors as management has determined that such information is not material to potential investors.

SOLUTIA INC.

CONSOLIDATING STATEMENT OF INCOME (LOSS)

Year Ended December 31, 2001

	Parent Only Solutia Inc.	Guarantors	Non- Guarantors	Eliminations	Consolidated Solutia Inc.
	(Dollars in millions)
Net Sales	$1,898	$144	$1,256	$(481)	$2,817
Cost of goods sold	1,783	62	1,038	(495)	2,388

Gross Profit	115	82	218	14	429
Marketing expenses	123	17	35	—	175
Administrative expenses	94	7	59	—	160
Technological expenses	54	2	10	—	66
Amortization expense	—	6	28	—	34

Operating Income (Loss)	(156)	50	86	14	(6)
Equity earnings (loss) from affiliates—net of tax	165	54	(4)	(228)	(13)
Interest expense	(152)	(7)	(140)	209	(90)
Other income (expense)—net	(19)	126	149	(224)	32

Income (Loss) Before Income Taxes	(162)	223	91	(229)	(77)
Income taxes (benefit)	(103)	54	31	—	(18)

Net Income (Loss)	$(59)	$169	$60	$(229)	$(59)

CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Year Ended December 31, 2001

	Parent Only Solutia Inc.	Guarantors	Non- Guarantors	Eliminations	Consolidated Solutia Inc.
	(Dollars in millions)
Net Income (Loss)	$(59)	$169	$60	$(229)	$(59)
Other Comprehensive Income (Loss):
Currency translation adjustments	(37)	(45)	(12)	57	(37)
Cumulative effect of accounting change, net of tax	2	—	—	—	2
Net loss on derivative instruments, net of tax	(3)	—	—	—	(3)
Minimum pension liability adjustments, net of tax	2	—	—	—	2

Comprehensive Income (Loss)	$(95)	$124	$48	$(172)	$(95)

SOLUTIA INC.

CONSOLIDATING STATEMENT OF INCOME

Year Ended December 31, 2000

	Parent Only Solutia Inc.	Guarantors	Non- Guarantors	Eliminations	Consolidated Solutia Inc.
	(Dollars in millions)
Net Sales	$2,235	$143	$1,292	$(485)	$3,185
Cost of goods sold	2,085	52	1,062	(500)	2,699

Gross Profit	150	91	230	15	486
Marketing expenses	139	15	12	(1)	165
Administrative expenses	113	6	54	—	173
Technological expenses	71	2	18	—	91
Amortization expense	—	7	29	(3)	33

Operating Income (Loss)	(173)	61	117	19	24
Equity earnings (loss) from affiliates—net of tax	229	40	(9)	(225)	35
Interest expense	(141)	(9)	(141)	208	(83)
Other income—net	61	137	91	(224)	65

Income (Loss) Before Income Taxes	(24)	229	58	(222)	41
Income taxes (benefit)	(73)	45	21	(1)	(8)

Net Income	$49	$184	$37	$(221)	$49

CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Year Ended December 31, 2000

	Parent Only Solutia Inc.	Guarantors	Non- Guarantors	Eliminations	Consolidated Solutia Inc.
	(Dollars in millions)
Net Income	$49	$184	$37	$(221)	$49
Other Comprehensive Income (Loss):
Currency translation adjustments	(86)	(76)	(28)	104	(86)
Cumulative effect of accounting change, net of tax	—				—
Net loss on derivative instruments, net of tax	—	—	—	—	—
Minimum pension liability adjustments, net of tax	7	—	—	—	7

Comprehensive Income (Loss)	$(30)	$108	$9	$(117)	$(30)

SOLUTIA INC.

CONSOLIDATING STATEMENT OF INCOME

Year Ended December 31, 1999

	Parent Only Solutia Inc.	Guarantors	Non- Guarantors	Eliminations	Consolidated Solutia Inc.
	(Dollars in millions)
Net Sales	$2,376	$74	$708	$(328)	$2,830
Cost of goods sold	1,932	11	575	(340)	2,178

Gross Profit	444	63	133	12	652
Marketing expenses	146	12	(6)	1	153
Administrative expenses	88	4	30	—	122
Technological expenses	76	1	3	—	80
Amortization expense	1	(3)	3	2	3

Operating Income	133	49	103	9	294
Equity earnings from affiliates— net of tax	178	71	2	(215)	36
Interest expense	(103)	(12)	(21)	96	(40)
Other income—net	25	72	29	(113)	13

Income Before Income Taxes	233	180	113	(223)	303
Income taxes	27	38	34	(2)	97

Net Income	$206	$142	$79	$(221)	$206

CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME

Year Ended December 31, 1999

	Parent Only Solutia Inc.	Guarantors	Non- Guarantors	Eliminations	Consolidated Solutia Inc.
	(Dollars in millions)
Net Income	$206	$142	$79	$(221)	$206
Other Comprehensive Income (Loss):
Currency translation adjustments	(44)	(36)	(11)	47	(44)
Cumulative effect of accounting change, net of tax	—	—	—	—	—
Net loss on derivative instruments, net of tax	—	—	—	—	—
Minimum pension liability adjustments, net of tax	(4)	—	—	—	(4)

Comprehensive Income	$158	$106	$68	$(174)	$158

SOLUTIA INC.

CONSOLIDATING BALANCE SHEET

December 31, 2001

	Parent Only Solutia Inc.	Guarantors	Non- Guarantors	Eliminations	Consolidated Solutia Inc.
	(Dollars in millions)
ASSETS
Current Assets:
Cash and cash equivalents	$3	$1	$19	$—	$23
Trade receivables, net	(5)	178	179	—	352
Intercompany receivables	2,899	3,354	133	(6,386)	—
Miscellaneous receivables	77	—	28	—	105
Prepaid expenses	12	—	3	—	15
Deferred income tax benefit	95	—	21	7	123
Inventories	160	23	138	(18)	303

Total current assets	3,241	3,556	521	(6,397)	921
Property, Plant and Equipment:
Land	18	—	40	—	58
Buildings	274	22	129	—	425
Machinery and equipment	2,527	51	428	—	3,006
Construction in progress	18	20	13	—	51

Total property, plant and equipment	2,837	93	610	—	3,540
Less accumulated depreciation	2,070	14	313	—	2,397

Net property, Plant and Equipment	767	79	297	—	1,143
Investments in Affiliates	3,139	206	26	(3,058)	313
Goodwill, net	2	72	312	—	386
Identified Intangible Assets, net	33	26	165	—	224
Long-Term Deferred Income Tax Benefit	242	—	12	—	254
Intercompany Advances	128	2,010	1,812	(3,950)	—
Other Assets	136	—	31	—	167

Total Assets	$7,688	$5,949	$3,176	$(13,405)	$3,408

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$160	$8	$65	$—	$233
Intercompany payables	3,271	2,995	120	(6,386)	—
Wages and benefits	26	—	30	—	56
Postretirement liabilities	81	—	1	—	82
Miscellaneous accruals	210	11	141	—	362
Short-term debt	683	—	—	—	683
Intercompany short-term debt	189	31	112	(332)	—

Total Current Liabilities	4,620	3,045	469	(6,718)	1,416
Long-Term Debt	448	—	179	—	627
Intercompany Long-Term Debt	1,494	45	2,080	(3,619)	—
Postretirement Liabilities	921	—	26	—	947
Other Liabilities	318	6	207	—	531
Shareholders' Equity (Deficit):
Common stock	1	—	—	—	1
Net deficiency (excess) of assets at spinoff and subsidiary capital	(113)	2,853	215	(3,068)	(113)
Treasury stock	(257)	—	—	—	(257)
Unearned ESOP shares	(1)	—	—	—	(1)
Accumulated other comprehensive loss	(144)	—	—	—	(144)
Reinvested earnings	401	—	—	—	401

Total Shareholders' Equity (Deficit)	(113)	2,853	215	(3,068)	(113)

Total Liabilities and Shareholders' Equity (Deficit)	$7,688	$5,949	$3,176	$(13,405)	$3,408

SOLUTIA INC.

CONSOLIDATING BALANCE SHEET

December 31, 2000

	Parent Only Solutia Inc.	Guarantors	Non- Guarantors	Eliminations	Consolidated Solutia Inc.
	(Dollars in millions)
ASSETS
Current Assets:
Cash and cash equivalents	$11	$—	$8	$—	$19
Trade receivables, net	4	213	189	—	406
Intercompany receivables	1,619	1,991	177	(3,787)	—
Miscellaneous receivables	75	—	34	—	109
Prepaid expenses	16	—	1	—	17
Deferred income tax benefit	87	—	14	6	107
Inventories	218	23	133	(17)	357

Total current assets	2,030	2,227	556	(3,798)	1,015
Property, Plant and Equipment:
Land	18	—	42	—	60
Buildings	272	22	127	—	421
Machinery and equipment	2,515	49	418	—	2,982
Construction in progress	38	12	12	—	62

Total property, plant and equipment	2,843	83	599	—	3,525
Less accumulated depreciation	2,018	9	293	—	2,320

Net property, Plant and Equipment	825	74	306	—	1,205
Investments in Affiliates	3,041	188	37	(2,915)	351
Goodwill, net	2	76	343	—	421
Identified Intangible Assets, net	5	28	184	—	217
Long-Term Deferred Income Tax Benefit	185	—	5	—	190
Intercompany Advances	134	1,978	1,421	(3,533)	—
Other Assets	138	—	44	—	182

Total Assets	$6,360	$4,571	$2,896	$(10,246)	$3,581

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$255	$11	$93	$—	$359
Intercompany payables	1,947	1,712	128	(3,787)	—
Wages and benefits	19	—	26	—	45
Postretirement liabilities	76	—	2	—	78
Miscellaneous accruals	201	10	162	—	373
Short-term debt	484	—	10	—	494
Intercompany short-term debt	197	27	179	(403)	—

Total Current Liabilities	3,179	1,760	600	(4,190)	1,349
Long-Term Debt	598	—	186	—	784
Intercompany Long-Term Debt	1,404	77	1,656	(3,137)	—
Postretirement Liabilities	916	—	25	—	941
Other Liabilities	297	6	238	—	541
Shareholders' Equity (Deficit):
Common stock	1	—	—	—	1
Net deficiency (excess) of assets at spinoff and subsidiary capital	(113)	2,728	191	(2,919)	(113)
Treasury stock	(296)	—	—	—	(296)
Unearned ESOP shares	(9)	—	—	—	(9)
Accumulated other comprehensive loss	(108)	—	—	—	(108)
Reinvested earnings	491	—	—	—	491

Total Shareholders' Equity (Deficit)	(34)	2,728	191	(2,919)	(34)

Total Liabilities and Shareholders' Equity (Deficit)	$6,360	$4,571	$2,896	$(10,246)	$3,581

SOLUTIA INC.

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOW

Year Ended December 31, 2001

	Parent Only Solutia Inc.	Guarantors	Non- Guarantors	Eliminations	Consolidated Solutia Inc.
	(Dollars in millions)
Cash From (Used In) Operations	(130)	159	16	(1)	44

INVESTING ACTIVITIES:
Property, plant and equipment purchases	(41)	(11)	(42)	—	(94)
Acquisition and investment payments, net of cash acquired	(33)	—	(2)	—	(35)
Property disposals and investment proceeds	8	—	35	—	43

Cash Used In Investing Activities	(66)	(11)	(9)	—	(86)

FINANCING ACTIVITIES:
Net change in short-term debt obligations	48	—	(7)	—	41
Common stock issued under employee stock plans	13	—	—	—	13
Other financing activities	(9)	—	1	—	(8)
Changes in investments and advances from (to) affiliates	136	(147)	10	1	—

Cash From (Used In) Financing Activities	188	(147)	4	1	46

Increase (Decrease) in Cash and Cash Equivalents	(8)	1	11	—	4
CASH AND CASH EQUIVALENTS:
Beginning of year	11	—	8	—	19

End of period	$3	1	19	—	$23

SOLUTIA INC.

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOW

Year Ended December 31, 2000

	Parent Only Solutia Inc.	Guarantors	Non- Guarantors	Eliminations	Consolidated Solutia Inc.
	(Dollars in millions)
Cash From (Used In) Operations	(90)	169	172	(7)	244

INVESTING ACTIVITIES:
Property, plant and equipment purchases	(177)	(11)	(33)	—	(221)
Acquisition and investment payments, net of cash acquired	(4)	—	(106)	—	(110)
Property disposals and investment proceeds	188	—	32	—	220

Cash From (Used In) Investing Activities	7	(11)	(107)	—	(111)

FINANCING ACTIVITIES:
Net change in short-term debt obligations	(25)	—	3	—	(22)
Common stock issued under employee stock plans	4	—	—	—	4
Other financing activities	(313)	—	189	—	(124)
Changes in investments and advances from (to) affiliates	294	(36)	(265)	7	—

Cash Used In Financing Activities	(40)	(36)	(73)	7	(142)

Increase (Decrease) in Cash and Cash Equivalents	(123)	122	(8)	—	(9)
CASH AND CASH EQUIVALENTS:
Beginning of year	134	(122)	16	—	28

End of period	$11	—	8	—	$19

SOLUTIA INC.

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOW

Year Ended December 31, 1999

	Parent Only Solutia Inc.	Guarantors	Non- Guarantors	Eliminations	Consolidated Solutia Inc.
	(Dollars in millions)
Cash From (Used In) Operations	$274	$108	$(15)	$(3)	364

INVESTING ACTIVITIES:
Property, plant and equipment purchases	(240)	(2)	(15)	—	(257)
Acquisition and investment payments, net of cash acquired	(186)	—	(649)	—	(835)
Property disposals and investment proceeds	18	—	12	—	30

Cash Used In Investing Activities	(408)	(2)	(652)	—	(1,062)

FINANCING ACTIVITIES:
Net change in short-term debt obligations	511	—	—	—	511
Common stock issued under employee stock plans	8	—	—	—	8
Other financing activities	118	—	—	—	118
Changes in investments and advances from (to) affiliates	(411)	(228)	636	3	—

Cash From (Used In) Financing Activities	226	(228)	636	3	637

Increase (Decrease) in Cash and Cash Equivalents	92	(122)	(31)	—	(61)
CASH AND CASH EQUIVALENTS:
Beginning of year	42	—	47	—	89

End of period	$134	(122)	16	—	$28

*        *        *        *        *

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        Estimated expenses in connection with the offering of the Securities being registered herein are as follows:

Registration Statement fee		$3,472
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Trustee fees and expenses	$	*
Printing and engraving	$	*
Miscellaneous	$	*

Total	$	*

*
to be completed by amendment

Item 15. Indemnification of Directors and Officers.

        Section 145 of the General Corporation Law of the State of Delaware permits indemnification of directors, officers, employees and agents of corporations under specified conditions and subject to specified limitations. Solutia's articles of incorporation and by-laws provide for indemnification of any director or officer to the fullest extent permitted by the General Corporation Law of the State of Delaware. In addition, Solutia maintains directors' and officers' liability insurance for the benefit of its directors and officers and for the benefit of the directors and officers of its subsidiaries.

Item 16. Exhibits.

3.1	Restated Certificate of Incorporation of Solutia Inc. as of October 28, 1997 (incorporated by reference to Exhibit 3(a) of Solutia Inc.'s Form S-1 Registration Statement (No. 333-363555), filed on September 25, 1997)
3.2	By-Laws of Solutia Inc. (incorporated by reference to Exhibit 3(b) of Solutia Inc.'s Form 10-K for the year ended December 31, 2001 (File No. 011-13255))
4.1
Warrant Agreement, dated July 9, 2002, by and among Solutia Inc. and HSBC Bank USA, as warrant agent.(incorporated by reference to Exhibit 4 of Solutia Inc.'s Form 10-Q for the quarter ended June 30, 2002 (File No. 011-13255) filed on August 1, 2002)
4.2	Warrant Registration Rights Agreement, dated July 9, 2002, among Solutia and the initial purchasers named therein
5.1	Opinion of Winston & Strawn
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Winston & Strawn (included in Exhibit 5.1)
24.1	Powers of Attorney for Solutia Inc.

Item 17. Undertakings

  (a)
  The undersigned registrant hereby undertakes:

          (1)  To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement;

            (i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

            (ii)  to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

            (iii)  to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

  provided, however, that the undertakings set forth in clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement.

          (2)  That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Solutia Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on the 17th day of September, 2002.

SOLUTIA INC.
BY:	/S/ ROBERT A. CLAUSEN Robert A. Clausen Senior Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated:

Signature	Title	Date

* John C. Hunter III	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	September 17, 2002
/s/ ROBERT A. CLAUSEN Robert A. Clausen	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	September 17, 2002
/s/ J. M. SULLIVAN James M. Sullivan	Vice President and Controller (Principal Accounting Officer)	September 17, 2002
* Paul Donovan	Director	September 17, 2002
* Paul H. Hatfield	Director	September 17, 2002
* Robert H. Jenkins	Director	September 17, 2002
* Frank A. Metz, Jr.	Director	September 17, 2002

* J. Patrick Mulcahy	Director	September 17, 2002
* Sally G. Narodick	Director	September 17, 2002
* William D. Ruckelshaus	Director	September 17, 2002
* John B. Slaughter	Director	September 17, 2002

* Karl R. Barnickol, by signing his name hereto, does sign this document on behalf of the above noted individuals, pursuant to powers of attorney duly executed by such individuals which have been filed as an Exhibit to this Registration Statement.

/s/ KARL R. BARNICKOL Karl R. Barnickol (Attorney-in-Fact)

Exhibit Index

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of Solutia Inc. as of October 28, 1997 (incorporated by reference to Exhibit 3(a) of Solutia Inc.'s Form S-1 Registration Statement (No. 333-363555), filed on September 25, 1997)
3.2	By-Laws of Solutia Inc. (incorporated by reference to Exhibit 3(b) of Solutia Inc.'s Form 10-K for the year ended December 31, 2001 (File No. 011-13255))
4.1
Warrant Agreement, dated July 9, 2002, by and among Solutia Inc. and HSBC Bank USA, as warrant agent.(incorporated by reference to Exhibit 4 of Solutia Inc.'s Form 10-Q for the quarter ended June 30, 2002 (File No. 011-13255) filed on August 1, 2002)
4.2	Warrant Registration Rights Agreement, dated July 9, 2002, among Solutia and the initial purchasers named therein
5.1	Opinion of Winston & Strawn
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Winston & Strawn (included in Exhibit 5.1)
24.1	Powers of Attorney for Solutia Inc.

QuickLinks

TABLE OF CONTENTS
SUMMARY
The Company
The Securities
RISK FACTORS
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING HOLDERS
DESCRIPTION OF WARRANTS
DESCRIPTION OF OUR COMMON STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
STATEMENT OF CONSOLIDATED INCOME (LOSS)
STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)
STATEMENT OF CONSOLIDATED FINANCIAL POSITION
STATEMENT OF CONSOLIDATED CASH FLOW
STATEMENT OF CONSOLIDATED SHAREHOLDERS’ EQUITY (DEFICIT)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATING STATEMENT OF INCOME (LOSS)  Year Ended December 31, 2001
CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) Year Ended December 31, 2001
CONSOLIDATING STATEMENT OF INCOME Year Ended December 31, 2000
CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) Year Ended December 31, 2000
CONSOLIDATING STATEMENT OF INCOME Year Ended December 31, 1999
CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME Year Ended December 31, 1999
CONSOLIDATING BALANCE SHEET December 31, 2001
CONSOLIDATING BALANCE SHEET December 31, 2000
CONSOLIDATING CONDENSED STATEMENT OF CASH FLOW Year Ended December 31, 2001
CONSOLIDATING CONDENSED STATEMENT OF CASH FLOW Year Ended December 31, 2000
CONSOLIDATING CONDENSED STATEMENT OF CASH FLOW Year Ended December 31, 1999
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
Exhibit Index